UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

For Immediate Release:	May 15, 2015

Financial Statements for Fiscal 2014 <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):	8411
Stock Exchange (Japan):	Tokyo Stock Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Yutaka Ueki	General Manager of Accounting
Phone:	+81-3-6838-6101

Ordinary General Meeting of Shareholders (scheduled):	June 23, 2015
Filing of Yuka Shoken Hokokusho to the Kanto Local		Commencement of Dividend Payment (scheduled):	June 4, 2015
Finance Bureau (scheduled):	June 24, 2015	Trading Accounts:	Established
Supplementary Materials on Annual Results:	Attached
IR Conference on Annual Results:	Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2014 (for the fiscal year ended March 31, 2015)

(1) Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2014	3,180,225	8.6	1,010,867	2.3	611,935	(11.1)
Fiscal 2013	2,927,760	0.5	987,587	31.6	688,415	22.8

Note:	Comprehensive Income: Fiscal 2014 ¥1,941,073 million, 133.0%; Fiscal 2013: ¥832,927 million, (34.4)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2014	24.91	24.10	8.6	0.5	31.7
Fiscal 2013	28.18	27.12	11.6	0.5	33.7

Reference:	Equity in Income from Investments in Affiliates: Fiscal 2014: ¥15,052 million; Fiscal 2013: ¥15,491 million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2014	189,684,749	9,800,538	4.3	322.86
Fiscal 2013	175,822,885	8,304,549	3.6	253.25

Reference:	Own Capital: As of March 31, 2015 ¥8,161,121 million; As of March 31, 2014: ¥6,457,311 million

Note:

Own Capital Ratio was calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

Own Capital Ratio stated above was not calculated based on the public notice of Own Capital Ratio.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2014	6,654,958	2,619,227	(903,401)	27,840,775
Fiscal 2013	(2,286,042)	10,607,483	(305,744)	19,432,425

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share					Total Cash Dividends (Total)	Dividends Pay-out Ratio (Consolidated basis)	Dividends on Net Assets (Consolidated basis)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2013	—	3.00	—	3.50	6.50	157,448	23.0	2.6
Fiscal 2014	—	3.50	—	4.00	7.50	183,797	30.1	2.6
Fiscal 2015 (estimate)	—	3.75	—	3.75	7.50		29.5

Note:	Please refer to Cash Dividends for Shareholders of Classified Stock (unlisted) mentioned later, the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2015 (for the fiscal year ending March 31, 2016)

(%: Changes from the corresponding period of the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2015	—	—	—
Fiscal 2015	630,000	2.9	25.42

Note:	The number of shares of common stock used in the above calculation is based on the number of shares of common stock as of March 31, 2015.
It does not take into account any increase in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

øNotes

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: Yes

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: No

„ Restatements: No

(Note)	For more information, please refer to “(7) Change in Accounting Policies” on page 1-29 of the attachment.

(3) Issued Shares of Common Stock

 Year-end issued shares (including treasury stock):	As of March 31, 2015	24,621,897,967 shares	As of March 31, 2014	24,263,885,187 shares
‚ Year-end treasury stock:	As of March 31, 2015	11,649,262 shares	As of March 31, 2014	13,817,747 shares
ƒ Average number of outstanding shares:	Fiscal 2014	24,368,115,969 shares	Fiscal 2013	24,189,669,565 shares

(Reference) Non-Consolidated Financial Statements for Fiscal 2014

Financial Highlights for Fiscal 2014 (for the fiscal year ended March 31, 2015)

(1) Non-Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
Fiscal 2014	377,777	19.2	350,922	19.2	349,438	20.8	349,001	22.0
Fiscal 2013	316,886	20.8	294,294	22.0	289,031	22.5	285,861	18.4

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
Fiscal 2014	14.11	13.74
Fiscal 2013	11.53	11.25

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2014	6,603,104	5,096,205	77.1	198.15
Fiscal 2013	6,251,324	4,900,417	78.3	188.90

Reference:	Own Capital: As of March 31, 2015: ¥5,092,385 million; As of March 31, 2014: ¥4,897,237 million

Note :	Own Capital Ratio was calculated as follows: (Total Net Assets - Stock Acquisition Rights) / Total Assets ×100
Own Capital Ratio stated above was not calculated based on the public notice of Own Capital Ratio.

(Presentation of Implementation Status of Review Procedure)

The audit procedure of consolidated and non-consolidated financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 27, 2015, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share and total cash dividends related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share					Total Cash Dividends (Annual)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million
Eleventh Series Class XI Preferred Stock
Fiscal 2013	—	10.00	—	10.00	20.00	6,437
Fiscal 2014	—	10.00	—	10.00	20.00	4,910
Fiscal 2015 (estimate)	—	10.00	—	10.00	20.00

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Consolidated Results of Operations and Financial Conditions	p.1-3
	(1) Analysis of Results of Operations	p.1-3
	(2) Analysis of Financial Conditions	p.1-4
	(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2014 and Forecast Dividend Payment for Fiscal 2015	p.1-4

2.	Organization Structure of Mizuho Financial Group	p.1-5

3.	Management Policy	p.1-7
	(1) Principal Management Policy	p.1-7
	(2) Management’s Medium/Long-term Targets and Issues to be Resolved	p.1-7

4.	Basic Stance on Selection of Accounting Standards	p.1-13

5.	Consolidated Financial Statements and Others	p.1-14
	(1) Consolidated Balance Sheets	p.1-14
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-16
	(3) Consolidated Statements of Changes in Net Assets	p.1-19
	(4) Consolidated Statements of Cash Flows	p.1-21
	(5) Matters Related to the Assumption of Going Concern	p.1-23
	(6) Fundamental and Important Matters for the Preparation of Consolidated Financial Statements	p.1-23
	(7) Change in Accounting Policies	p.1-29
	(8) Issued but not yet Adopted Accounting Standard and Others	p.1-30
	(9) Change in Presentation of Financial Statements	p.1-30
	(10) Notes	p.1-31
(Notes to Consolidated Balance Sheet)
(Notes to Consolidated Statement of Income)
(Notes to Consolidated Statement of Comprehensive Income)
(Notes to Consolidated Statement of Changes in Net Assets)
(Notes to Consolidated Statement of Cash Flows)
(Financial Instruments)
(Securities)
(Notes to Money Held in Trust)
(Tax Effect Accounting)
(Business Segment Information)
(Per Share Information)
(Subsequent Events)

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Mizuho Financial Group, Inc.

6.	Non-Consolidated Financial Statements	p.1-47
	(1) Non-Consolidated Balance Sheets	p.1-47
	(2) Non-Consolidated Statements of Income	p.1-49
	(3) Non-Consolidated Statements of Changes in Net Assets	p.1-50

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for May 26, 2015 (Tuesday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

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Mizuho Financial Group, Inc.

1. Consolidated Results of Operations and Financial Conditions

(1) Analysis of Results of Operations

Reviewing the economic environment over the fiscal year ended March 31, 2015, although the global economy as a whole continued to recover gradually, weakness in the recovery is seen in some regions. As for the future direction of the economy, although continued recovery is expected particularly in the major industrialized countries, increase of geopolitical risk and effect of decline in oil prices need continued and careful observation.

In the United States, the economy continues to recover as employment conditions improved and consumer spending picked up. As for the future direction of the economy, although the possible effects of movements toward normalization of monetary policy should be noted, steady recovery in the economy is expected to continue.

In Europe, the economies of the Euro area continued to recover gradually, in addition to steady recovery in the United Kingdom. It is expected that the economies of the region will continue to be on a gradual recovery trend; however such factors as the consequence of debt problems (including developments in Greece) and high unemployment rates, the effect of the slowdown of the Russian economy, and trends in monetary policy still require attention.

In Asia, China’s economy continued to grow in a stable manner, although the growth speed was slightly reduced. This trend is expected to continue; however, a possibility of a slowdown in growth rate began to be recognized mainly due to the issue of excess equipment in the manufacturing sector and weakness in the real estate market. As for the economies of the region as a whole, the situation in which growth momentum was lacking continued partially due to the weakening of exports to Europe. As for the future direction of the economy, while domestic demand is expected to be boosted by the decline in oil prices, since there are some concerns including depreciation of currencies that may be caused by the expected increase in interest rates in the United States, the rate of economic expansion is expected to remain gradual.

In Japan, as the gradual economic recovery trend continued, improvement of employment conditions and companies’ earnings were seen. As for the future direction of the economy, the Japanese economy can be expected to continue picking up, supported by such factors as growth in consumer spending backed by a recovery in employee compensation, and increased exports due to the continued trend of depreciation of the yen against other major currencies.

Under the foregoing business environment, we recorded Consolidated Gross Profits of ¥2,247.7 billion for fiscal 2014, increasing by ¥212.4 billion from the previous fiscal year.

Gross Profits of aggregate figures for Mizuho Bank and Mizuho Trust & Banking on a non-consolidated basis (BK+TB (ø1)) increased by ¥122.8 billion on a year-on-year basis to ¥1,629.7 billion. Total income from Customer Groups increased by ¥61.3 billion mainly due to increases in income from domestic and overseas business, particularly Non-interest income. Income from Trading and Others increased by ¥61.5 billion. General and Administrative Expenses of BK+TB increased by ¥44.0 billion on a year-on-year basis to ¥908.3 billion mainly due to injection of strategic expenses aimed at increasing gross profits, consumption tax increase, and depreciation in yen despite continuing efforts for cost reduction such as cost structure reforms and others.

Net Operating Revenues of Mizuho Securities on a consolidated basis (SC) increased by ¥72.3 billion on a year-on-year basis to ¥395.5 billion.

As a result, Consolidated Net Business Profits increased by ¥132.6 billion on a year-on-year basis to ¥876.9 billion.

Consolidated Credit-related Costs amounted to ¥4.6 billion.

Consolidated Net Gains (Losses) related to Stocks increased by ¥54.8 billion on a year-on-year basis to net gains of ¥131.9 billion.

Consolidated Net Income of SC for fiscal 2014 increased by ¥7.4 billion on a year-on-year basis to ¥58.6 billion.

As a result, Consolidated Net Income decreased by ¥76.4 billion on a year-on-year basis to ¥611.9 billion. However, this result shows a 111% achievement against the earnings plan for fiscal 2014 of ¥550.0 billion.

As for earnings estimates for fiscal 2015, we estimate Ordinary Profits of ¥980.0 billion and Net Income (ø2) of ¥630.0 billion on a consolidated basis.

(ø1) Mizuho Bank and Mizuho Corporate Bank merged in July 2013. As for figures for the past for Mizuho Bank (BK), figures for the former BK for the first quarter, Mizuho Corporate Bank for the first quarter, and BK after the merger from the second quarter to the fourth quarter are simply aggregated.

(ø2) Net Income in earnings estimates for fiscal 2015 is Profit Attributable to Owners of Parent.

The above earnings estimates are based on information that is currently available to us and on assumptions regarding factors that have an influence on future results of operations. Actual results may differ materially from these estimates. Please refer to “forward-looking statements” on the second page of this immediate release.

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Mizuho Financial Group, Inc.

(2) Analysis of Financial Conditions

Consolidated total assets as of March 31, 2015 amounted to ¥189,684.7 billion, increasing by ¥13,861.8 billion from the end of the previous fiscal year, mainly due to increases in Loans and Bills Discounted.

Securities were ¥43,278.7 billion, decreasing by ¥718.7 billion from the end of the previous fiscal year.

Loans and Bills Discounted amounted to ¥73,415.1 billion, increasing by ¥4,113.7 billion from the end of the previous fiscal year.

Deposits amounted to ¥97,757.5 billion, increasing by ¥8,702.0 billion from the end of the previous fiscal year.

Net Assets amounted to ¥9,800.5 billion, increasing by ¥1,495.9 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥6,131.1 billion, Accumulated Other Comprehensive Income was ¥2,029.9 billion and Minority Interests was ¥1,635.5 billion.

Net Cash Provided in Operating Activities was ¥6,654.9 billion mainly due to increased deposits. Net Cash Provided (Used in) by Investing Activities was ¥2,619.2 billion mainly due to sale of securities, and Net Cash Provided in Financing Activities was ¥903.4 billion mainly due to redemption of subordinated bonds. As a result, Cash and Cash Equivalents as of March 31, 2015 was ¥27,840.7 billion.

(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2014 and Forecast Dividend Payment for Fiscal 2015

We continue to perform disciplined capital management policy which maintains the optimum balance between strengthening of stable capital base and steady returns to shareholders.

As a new policy to return profits to shareholders, starting from fiscal 2014, we have implemented a steady dividend payout policy setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration.

Based on this policy, in consideration of our consolidated financial results, we plan to make cash dividend payments on common stock of ¥7.50 (¥3.50 for interim dividends and ¥4.00 for year-end dividends) for the end of the fiscal year ended March 31, 2015, increasing by ¥1.00 compared to fiscal 2013. We also plan to make cash dividend payments on Eleventh Series Class XI for the end of the fiscal year ended March 31, 2015 as prescribed.

Common Stock	¥4.00 per share	(increasing by ¥0.50 from Dividends Estimates)
Annual cash dividends including interim dividends	¥7.50 per share	(increasing by ¥1.00 compared to fiscal 2013)
Eleventh Series Class XI	¥10.00 per share
Annual cash dividends including interim dividends	¥20.00 per share

Furthermore, in accordance with the Articles of Incorporation, we determine dividend payments of surplus not by the resolution at the general meeting of shareholders but by the resolution at the board of directors unless otherwise stipulated by laws and regulations. We determined the cash dividend payments on common stock for the fiscal year ended March 31, 2015 at the board of directors held today.

For fiscal 2015, we continuously aim to make steady dividend payouts setting a dividend payout ratio on a consolidated basis of approximately 30% as a guide for our consideration and realize steady returns to shareholders. We will comprehensively consider the business environment such as the Group’s business results, profit base, capital, and domestic and international regulation trends such as the Basel framework in determining cash dividend payments.

As for the dividend forecast of common stock for fiscal 2015, we plan to make cash dividend payments of ¥7.50 per share of common stock, which is the same as fiscal 2014. As for the dividend forecast of preferred stock for fiscal 2015, we plan to make cash dividend payments as prescribed. We intend to continue payments of cash dividends at the interim period to return profits to shareholders in a timely manner.

(Dividends Estimates for Fiscal 2015)

Common Stock	Cash Dividends per Share	¥7.50
	of which Interim Dividends	¥3.75

Eleventh Series Class XI	Cash Dividends per Share	¥20.00
	of which Interim Dividends	¥10.00

The above dividend estimate is based on information that is currently available to us and on assumptions regarding factors that have an influence on future results of operations. Actual results may differ materially from these estimates. Please refer to “forward-looking statements” on the second page of this immediate release.

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Mizuho Financial Group, Inc.

2. Organization Structure of Mizuho Financial Group

Mizuho Financial Group (the “Group”) is composed of Mizuho Financial Group, Inc. (“MHFG”) and its affiliates. The Group provides banking business, trust business, securities business, and other financial services.

(as of March 31, 2015)

≪MHFG≫
General Meeting of Shareholders
Board of Directors
Nominating Committee
Compensation Committee
Audit Committee
Audit Committee Office
Corporates Secretariat
President & CEO (Group CEO)
Internal Audit Committee
Executive Management Committee
Group Strategy Conferences
Business Policy Committees
Personal Banking Unit
Personal Banking Coordination Division
Retail Banking Unit
Retail Baking Coordination Division
Corporate Banking Unit (Large Corporations)
Corporate Banking Coordination Division (Large Corporations)
Corporate Banking Unit
Corporate Banking Coordination Division
Financial Institutions & Public Sector Business Unit
Financial Institutions & Public Sector Business Coordination Division
International Banking Unit
International Coordination Division
Global Career Management Division ※1
Investment Banking Unit
Investment Banking Coordination Division
Transaction Banking Unit
Transaction Banking Coordination Division
Asset Management Unit
Asset Management Coordination Division
Markets Unit
Markets Coordination Division
Strategic Planning Group
Group Planning Division
Corporate Planning Division
Corporate Communications Division
Administration Division
Customer Satisfaction Division
Branch Network Planning Division
Data Management Division ※2
Financial Control & Accounting Group
Financial Planning Division
Portfolio Management Division
Strategic Investment Division
Accounting Division
Investor Relations Division
Risk Management Group
Risk Management Division
Credit Risk Management Division
Human Resources Group
Group Human Resources Division
Global Career Management Division ※1
IT & Systems Group
IT & Systems Planning Division
IT & Systems Promotion Division
IT & Systems Control Division
Data Management Division ※2
Operations Group
Operations Planning Division
Compliance Group
Compliance Division
Compliance Promotion Division No.1
Compliance Promotion Division No.2
Legal Division
Executive Secretariat
Internal Audit Group
Internal Audit Division
Significant subsidiaries and affiliates
○: Consolidated subsidiaries
◇: affiliates under the equity method
○Mizuho Bank, Ltd.
Significant subsidiaries and affiliates of Mizuho Bank, Ltd.
○Mizuho Credit Guarantee Co., Ltd.
○Defined Contribution Plan Services Co., Ltd.
○Mizuho Factors, Limited
○Mizuho Capital Co., Ltd.
○UC Card Co., Ltd.
○Mizuho-DL Financial Technology Co., Ltd.
○Mizuho Bank (China), Ltd.
○PT. Bank Mizuho Indonesia
○Mizuho Bank Nederland N.V.
○Mizuho Bank (USA)
○Mizuho Capital Markets Corporation
◇Orient Corporation
◇Joint Stock Commercial Bank for Foreign Trade of Vietnam
○Mizuho Trust & Banking Co., Ltd.
Significant subsidiaries and affiliates of Mizuho Trust & Banking Co., Ltd.
○Mizuho Trust Realty Company Limited
○Mizuho Trust & Banking Co. (USA)
○Mizuho Trust & Banking (Luxembourg) S.A.
◇Japan Stockholders Data Service Company, Limited
◇Japan Pension Operation Service, Ltd.
○Mizuho Securities Co., Ltd.
Significant subsidiaries and affiliates of Mizuho Securities Co., Ltd.
○Shinko Asset Management Co., Ltd.
○Mizuho International plc
○Mizuho Securities USA Inc.
○Mizuho Securities Asia Limited
○Mizuho Bank (Switzerland) Ltd
○Trust & Custody Services Bank, Ltd.
○Mizuho Asset Management Co., Ltd.
◇DIAM Co., Ltd.
○Mizuho Research Institute Ltd.
○Mizuho Information & Research Institute, Inc.
○Mizuho Financial Strategy Co., Ltd.
○Mizuho Private Wealth Management Co., Ltd.

※1 "Global Career Management Division" is under the co-jurisdiction of Human Resources Group and International Banking Unit.

※2 "Data Management Division" is under the co-jurisdiction of IT & Systems Group and Strategic Planning Group.

(Note)	MHFG conducted the structure change as of April, 1, 2015.
1.	“Group Planning Division” and “Corporate Planning Division” were reorganized into newly established “Strategic Planning Division” and “Planning Administration Division”.

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Mizuho Financial Group, Inc.

Of the major domestic subsidiaries and affiliates, the following company is listed on a domestic stock exchange:

Company Name	Location	Main Business	Ownership Percentage (%)	Listed Stock Exchanges
Orient Corporation	Chiyoda-Ku, Tokyo	Credit Business	21.5 21.5	Tokyo Stock Exchange (First Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

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Mizuho Financial Group, Inc.

3. Management Policy

(1) Principal Management Policy

In 2014, The Group established a new Mizuho Corporate Identity, as fundamental mindsets underlying all of its corporate activities, which is comprised of Corporate Philosophy, Vision, and the Mizuho Values. Sharing the new group corporate identity and working as one group, the Group will operate and promote business, bringing fruitfulness for each customer and contributing to the prosperity of economies and societies.

1. Corporate Philosophy: Mizuho’s fundamental approach to business activities

Mizuho, the leading Japanese financial services group with a global presence and a broad customer base, is committed to:

Providing customers worldwide with the highest quality financial services with honesty and integrity;

Anticipating new trends on the world stage;

Expanding our knowledge in order to help customers shape their future;

Growing together with our customers in a stable and sustainable manner; and

Bringing together our group-wide expertise to contribute to the prosperity of economies and societies throughout the world.

These fundamental commitments support our primary role in bringing fruitfulness for each customer and the economies and the societies in which we operate. Mizuho creates lasting value. It is what makes us invaluable.

2. Vision: Mizuho’s vision for the future

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan.

1.	The most trusted financial services group

2.	The best financial services provider

3.	The most cohesive financial services group

3. The Mizuho Values: The shared values and principles of Mizuho’s people

1.	Customer First: The most trusted partner lighting the future

2.	Innovative Spirit: Progressive and flexible thinking

3.	Team Spirit: Diversity and collective strength

4.	Speed: Sharpness and promptness

5.	Passion: Communication and challenge for the future

(2) Management’s Medium/Long-term Targets and Issues to be Resolved

The Group has promoted the “One MIZUHO New Frontier Plan—Stepping up to the Next Challenge—,” the medium-term business plan formulated for the three (3) years from the fiscal year 2013. This medium-term business plan is a proactive plan aimed at launching the new Mizuho toward the “new frontier” of the next generation of finance, in response to structural and regulatory changes in the economy and society both in Japan and overseas. In the medium-term business plan, the Group has developed five basic policies reflecting Mizuho’s vision for the Group’s future, the necessary elements for the new frontier of finance and the Group’s future direction based on an analysis of Mizuho’s current situation, and to add more detail to these five basic policies, we have also developed ten basic strategies in terms of business strategy and management foundations, etc., as follows.

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Mizuho Financial Group, Inc.

Mizuho’s Vision

The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan.

1.	The most trusted financial services group

2.	The best financial services provider

3.	The most cohesive financial services group

Five Basic Policies

1.	Further develop integrated strategies across the group for each customer segment to respond to the diverse needs of our customers.

2.	Contribute to sustainable development of the world and Japan by proactively responding to change.

3.	Mizuho Means Asia: accelerate globalization.

4.	Build strong financial and management foundations to support the essence of Mizuho.

5.	Form strong corporate governance and culture in the spirit of One MIZUHO.

Ten Basic Strategies

[Business Strategy]

1.	Strengthen integrated financial services by unifying banking, trust banking and securities functions to respond to finely delineated corporate and personal banking segments

2.	Perform consulting functions taking advantage of our industry and business knowledge and forward-looking perspective.

3.	Support formation of personal financial assets in Japan and invigorate their investment.

4.	Strengthen proactive risk-taking functions for growth industries and corporations.

5.	Strengthen and expand Asia-related business in Japan and on a global basis.

6.	Cultivate multi-level transactions by capturing the accelerating global capital and trade flows.

[Business Management, Management Foundations, etc.]

7.	Strengthen stable financial foundations based on abundant liquidity and appropriate capital levels.

8.	Establish the optimal management foundations (human resources and business infrastructure) to support business strategy.

9.	Further strengthen proactive governance and risk management.

10.	Embed the new Mizuho corporate identity toward forming a common culture throughout the group and take actions toward being the best financial services provider.

The Group considers the fiscal year 2015, which is the last fiscal year of the medium-term business plan, to be the year to concentrate its efforts on strengthening its competitive advantage and will further advance the unified strategies across the group-wide banking, trust banking and securities business areas in order to realize the purpose of the plan. At the same time, the Group will strive to further strengthen its corporate governance.

As part of this approach, the Group determined that it will prioritize the following four business areas: “transactions with family-owned companies,” “transactions with large corporate customers,” “transactions with non-Japanese blue-chip companies” and “asset management business.” The Group established a system to focus on these areas by assigning the Officers in charge of Strategic Planning (Priority Assignments) to these areas. The Group will steadily promote this strategy and strive to secure its competitive advantage in these areas.

As has been announced in March 2015, the Group determined to integrate its asset management group companies in order to strengthen its asset management business, with the aim to become a leading player in the industry in terms of both quality and size, which provides the highest quality solutions and has one of the highest volumes of assets under management in Japan. By making its asset management business the “fourth pillar” of the Group’s business, which is situated next to its banking, trust banking and securities businesses, and further promoting collaboration among companies in the Group, the Group will exert its utmost efforts to meet customers’ diversified and sophisticated needs.

1-8

Mizuho Financial Group, Inc.

As an approach over the medium to long term, based on its corporate philosophy, the Group became a Gold Partner in the category of “Banking” for the Tokyo 2020 Olympic and Paralympic Games (“Tokyo 2020”). In order to lead Tokyo 2020, which is a chance for Japan to grow and develop as a nation, to success, the Group will, over the next six years, use its unparalleled collective strengths, solid and broad business base and its carefully cultivated in-depth industry knowledge to provide finance-related support and expertise to Tokyo 2020-related business as well as to help customers create new business opportunities.

The Group will also continue to consider the possibility of consolidation between MHBK and MHTB.

[Business strategies]

Promoting business strategies across the group-wide banking, trust banking, securities and other business areas, the Group adopted a group operational structure that enables MHFG to determine strategies and initiatives, and specifically, ten business units and head-office coordination divisions were established.

Group Operational Structure of Mizuho

*	In principle, group companies other than the above belong to each unit depending on the characteristics of their businesses.

1-9

Mizuho Financial Group, Inc.

Details of the business strategies of each unit are as follows.

(Personal Banking Unit)

Personal Banking Unit will continue to strive for improvement of capacity to provide financial instruments and financial services, with the objective of becoming a “financial group continuously chosen by customers.” It will also promote the approach for next-generation financial services, such as provision of new services utilizing SNS, etc., increasing customer convenience at branches, and provision of services in alliance with other companies.

(Retail Banking Unit)

Retail Banking Unit will make efforts to provide customers that have various needs with optimal solutions that can be provided by coordination across the corporate and personal banking units and collaboration among the banking, trust banking and securities businesses, with the aim to be the “long-term business partner of customers.”

(Corporate Banking Unit (Large Corporations))

Corporate Banking Unit (Large Corporations) will further facilitate the progress of the Group’s business model to combine its specialized functions through collaboration among banking, trust banking and securities, and will provide advice on customers’ management issues, such as business and financial strategies and capital structure as well as group-wide optimal solutions.

(Corporate Banking Unit)

Corporate Banking Unit will offer customers the optimal solutions to a wide range of management issues, including fund raising, overseas business expansion and business succession, according to the development stages of the customers’ business, through collaboration among the banking, trust and securities businesses, and will meet the various needs of such customers.

(Financial Institutions and Public Sector Business Unit)

Financial Institutions and Public Sector Business Unit will provide optimal financial services on a group-wide basis: to customers that are financial institutions, it will provide services such as advice on financial strategies and proposals for various investment products; and to customers that are public-sector entities, it will provide services such as financing support through being entrusted with and underwriting of public bonds and services concerning Public Private Partnership/Private Finance Initiative (PPP/PFI). In addition, it will continue its efforts to realize regional revitalization, which is an important issue of the Japanese economy.

(International Banking Unit)

In addition to providing support for Japanese companies in overseas business expansion, International Banking Unit will endeavor to build long-term relationships with non-Japanese and global multinational companies by expanding the scope of transactions from loan financing to diverse transactions, such as settlement and securities related transactions. Furthermore, it will continue to expand its office network and at the same time engage proactively in forming business alliances with overseas local financial institutions and government-affiliated organizations to further enhance its capacity to provide financial services.

(Investment Banking Unit)

Investment Banking Unit will provide optimal solutions that meet the diverse needs of customers by further accelerating the unified operations across the group-wide banking, trust banking and securities business areas and functionally integrating the sophisticated expertise of each business area.

(Transaction Banking Unit)

Transaction Banking Unit will strengthen its capability to provide comprehensive proposals in marketing to large corporations, including advancement of marketing to headquarters, and strengthen the marketing approaches through coordination across the corporate and personal banking units. Furthermore, it will aim to become a “core bank” for transaction banking for customers who are doing business in Asia by starting full-scale operations that offer comprehensive services for overseas businesses of customers.

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Mizuho Financial Group, Inc.

(Asset Management Unit)

While preparing for and considering the integration of the asset management group companies, Asset Management Unit will offer superior investment products to individual customers, increase its capacity to provide and select products that match the diversified needs of pension funds, and strengthen its efforts to offer comprehensive services by integrating defined contribution pension schemes and defined benefits schemes into one. Furthermore, to address the expanding needs of local financial institutions in managing investment securities, Asset Management Unit will take actions to strengthen its capability to offer solutions and other measures.

(Markets Unit)

Markets Unit will continue to offer products, and improve the ability to provide solutions, that respond accurately to our customers’ needs and strive to provide stable portfolio management in an effort for the Group to be “the top global player in Asia offering a wide range of products based on the collaboration among banking, trust banking and securities.”

The business strategies of the three core companies, which were developed based on the business strategies of each of the above units, are as follows.

(Mizuho Bank, Ltd.)

As a leading bank with one of the largest customer bases in Japan, MHBK will further enhance its strengths and characteristics that have been cultivated thus far and fully leverage the comprehensive capabilities of the Group, which is the biggest strength of the Group, to meet customers’ diverse financial needs through initiatives that only Mizuho can provide.

For individual customers, MHBK will make efforts to strengthen its provision of products and services to them and to increase customer convenience.

For corporate customers, MHBK will enhance its lending function by demonstrating its ability to take intelligent risks and improve its ability to provide solutions based on the Group’s uniqueness and competitive advantages, such as industry expertise and capabilities in developing new products.

With respect to business with overseas customers, in addition to providing support for Japanese companies in overseas business expansions, MHBK will endeavor to build long-term relationships with non-Japanese and global multinational companies by expanding the scope of transactions from loan financing to diverse transactions, such as settlements.

(Mizuho Trust & Banking Co., Ltd.)

MHTB will further accelerate the unified group strategy and strive to enhance its expertise as a professional in the trust banking business, in order to improve the entire Group’s capability to provide solutions to customers.

For individual customers, MHTB will maximize its consulting functions, and further enhance its capability to meet customer needs related to the inheritance of assets, business, etc., through opening new branches and increasing personnel.

For corporate customers, MHTB will meet various needs by promoting solution-oriented sales activities through the utilization of trust-related solutions and by enhancing its capability to respond to real estate-related needs. In addition, in order to make the asset management business the “fourth pillar,” MHTB will strive to enhance its asset management capabilities with the asset management group companies.

(Mizuho Securities Co., Ltd.)

MHSC will further accelerate the unified group strategy and provide even more high-value added financial instruments and securities services to customers of the Group.

For individual customers, MHSC will provide various financial products, including equities, bonds, investment trusts and fund wraps as well as timely, high-quality research information, by leveraging its industry-leading domestic branch network and other channels, such as our Internet and call centers.

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Mizuho Financial Group, Inc.

For corporate customers, MHSC will offer equities, bonds and other securities underwriting operations, support for listing stocks, advisory services for various types of financial matters and capital management, M&A advisory services, structured finance and other solutions closely in line with the business strategies of its customers.

For customers that are institutional investors, MHSC will provide products and various research reports that suit their investment strategies, improve its IR services and further reinforce its execution capabilities and thus meet the increasingly sophisticated needs of its customers.

[Business Management, Management Foundations, etc.]

By responding to the changes in the business environment, such as tightening of regulations, the Group will also firmly exert efforts in its business management and management foundations, which are inextricably linked to the business strategy.

(Enhancement of Corporate Governance)

While the Group has transformed into a Company with Three Committees, the Group will continue to endeavor to enhance the sophistication of the corporate governance structure that is suitable for a global systemically important financial institution (G-SIFI), in consideration of requirements both in Japan and overseas for a strong corporate governance, as can be observed in the amendments to the Companies Act, the establishment of the Corporate Governance Code, and the consultative document of the Basel Committee on Banking Supervision aiming to revise the Corporate Governance Principles for Banks. Furthermore, the Group will commit itself to continue to conduct its business operations appropriately, in compliance with the structure for ensuring appropriate conduct of operations (internal control system) determined by a resolution of the Board of Directors.

(Establishment of the Risk Appetite Framework)

Starting this fiscal year, the Group has introduced a risk appetite framework, in light of enhancement of corporate values through the integrated group-wide operation of business strategies, financial strategies and risk controls. Specifically, the Group will establish a policy on risk-taking, decide on the risk limits based on specific risk categories, and provide them to the units responsible for planning and advancing our business strategies. The risk-taking policy will be set separately for each of the three categories: “universal risk-taking category,” “medium to long term objectives” and “current fiscal year objectives.” The Group will implement effective business operations in accordance with its risk-taking policy, by nurturing a sound risk culture within the organization and by taking actions to raise the awareness of all officers and employees.

(Establishment of Data Management Division and Assignment of Chief Data Officer)

Against the backdrop of the strengthening of financial regulations and the development of information technology world-wide, the Group established the Data Management Division in July 2014, and the officer in charge was named the Chief Data Officer (“CDO”), in consideration of the importance of the collection and analysis, and the management of data that is applied to our business operations. The CDO is responsible for promoting data management and he/she will centrally manage data for the banking, trust banking and securities businesses and will enhance marketing efforts through strong risk management and effective application of big data.

(Establishment of Corporate Culture)

The Group will continue to take initiatives to establish a strong corporate culture that will support corporate governance. Specifically, it will further strengthen continued actions related to each initiative by having each division and branch create its own visions and supporting the initiatives towards realizing these visions, commencing discussion sessions with senior management, and off-site meetings for general managers of head office divisions and marketing offices in Japan and overseas.

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Mizuho Financial Group, Inc.

(Further Market Penetration of Mizuho Brand)

The Group has adopted the brand slogan, “One MIZUHO: Building the future with you,” to indicate our commitment to become “The most trusted financial services group with a global presence and a broad customer base, contributing to the prosperity of the world, Asia and Japan.” In order to further the market penetration of the Mizuho brand, the Group will strive to achieve the business plans for the fiscal year 2015 and make efforts to practice communication of the Mizuho brand. Specifically, Mizuho has started, since April 2015, the social contribution project, “Mizuho Heartful Action,” such as registering Mizuho branches as children’s refuge centers, increasing branches with interpreting services for non-Japanese speaking customers, providing tablet banking service that allows users to fill out forms online, and conducting voluntary activities within the local communities. Moreover, Mizuho will continue to implement measures to further improve the value of the Mizuho brand by means such as contributing to the growth strategy of Japan through the appointment as a Tokyo 2020 Gold Partner in the category of “Banking.”

The Group will continue to endeavor to strengthen the attitude toward governance and toward compliance with laws and regulations, including severance of business relations with anti-social elements, and at the same time, it will pursue the group strategy sharing with all of its management and employees the determination represented by the brand slogan, in the spirit of One MIZUHO. The Group will promote CSR initiatives and contribute to the sustainable development of society on a group-wide basis, and further promote its corporate values.

4. Basic Stance on Selection of Accounting Standards

MHFG prepares its consolidated financial statements in accordance with Japanese Generally Accepted Accounting Principles. With respect to International Financial Reporting Standards (IFRS), in light of any possible adoption in the future, MHFG is continuing research and study on the situation in Japan and Overseas and/or the development of IFRS.

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Mizuho Financial Group, Inc.

5. Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2014	As of March 31, 2015
Assets
Cash and Due from Banks	¥20,610,276	¥	*8	29,096,166
Call Loans and Bills Purchased	467,758			444,115
Receivables under Resale Agreements	8,349,528			8,582,239
Guarantee Deposits Paid under Securities Borrowing Transactions	5,010,740			4,059,340
Other Debt Purchased	3,263,057			3,239,831
Trading Assets	11,469,811		*8	10,781,735
Money Held in Trust	168,369			157,728
Securities	43,997,517		*1,*8,*16	43,278,733
Loans and Bills Discounted	69,301,405		*3,*4,*5,*6,*7,*8,*9	73,415,170
Foreign Exchange Assets	1,576,167		*7	1,623,736
Derivatives other than for Trading Assets	2,820,468			3,544,243
Other Assets	2,840,720		*8	4,066,424
Tangible Fixed Assets	925,266		*11,*12	1,078,051
Buildings	323,194			340,101
Land	459,986		*10	612,901
Lease Assets	18,838			18,566
Construction in Progress	34,830			13,786
Other Tangible Fixed Assets	88,415			92,695
Intangible Fixed Assets	531,501			657,556
Software	286,028			309,207
Goodwill	62,238			58,617
Lease Assets	5,332			8,245
Other Intangible Fixed Assets	177,902			281,486
Net Defined Benefit Asset	413,073			743,382
Deferred Tax Assets	104,909			36,938
Customers’ Liabilities for Acceptances and Guarantees	4,588,646			5,404,843
Reserves for Possible Losses on Loans	(616,307)			(525,486)
Reserve for Possible Losses on Investments	(27)			(2)

Total Assets	¥175,822,885	¥		189,684,749

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Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2014	As of March 31, 2015
Liabilities
Deposits	¥89,055,505	¥	*8	97,757,545
Negotiable Certificates of Deposit	12,755,776			15,694,906
Call Money and Bills Sold	7,194,432		*8	5,091,198
Payables under Repurchase Agreements	16,797,803		*8	19,612,120
Guarantee Deposits Received under Securities Lending Transactions	6,085,331		*8	2,245,639
Commercial Paper	677,459			538,511
Trading Liabilities	8,183,037			8,743,196
Borrowed Money	7,838,357		*8,*13	7,195,869
Foreign Exchange Liabilities	323,327			473,060
Short-term Bonds	584,568			816,705
Bonds and Notes	5,245,743		*14	6,013,731
Due to Trust Accounts	1,300,655			1,780,768
Derivatives other than for Trading Liabilities	3,004,497			3,474,332
Other Liabilities	3,570,902			4,261,955
Reserve for Bonus Payments	52,641			59,869
Net Defined Benefit Liability	46,006			47,518
Reserve for Director and Corporate Auditor Retirement Benefits	1,547			1,527
Reserve for Possible Losses on Sales of Loans	1,259			13
Reserve for Contingencies	6,309			7,845
Reserve for Reimbursement of Deposits	16,451			15,851
Reserve for Reimbursement of Debentures	54,956			48,878
Reserves under Special Laws	1,273			1,607
Deferred Tax Liabilities	50,783			524,321
Deferred Tax Liabilities for Revaluation Reserve for Land	81,060		*10	72,392
Acceptances and Guarantees	4,588,646			5,404,843

Total Liabilities	¥167,518,336	¥		179,884,211

Net Assets
Common Stock and Preferred Stock	¥2,254,972	¥		2,255,404
Capital Surplus	1,109,508			1,110,006
Retained Earnings	2,315,608			2,769,371
Treasury Stock	(3,874)			(3,616)

Total Shareholders’ Equity	5,676,215			6,131,166

Net Unrealized Gains (Losses) on Other Securities	733,522			1,737,348
Deferred Gains or Losses on Hedges	(6,677)			26,635
Revaluation Reserve for Land	140,745		*10	146,419
Foreign Currency Translation Adjustments	(63,513)			(40,454)
Remeasurements of Defined Benefit Plans	(22,979)			160,005

Total Accumulated Other Comprehensive Income	781,096			2,029,955

Stock Acquisition Rights	3,179			3,820
Minority Interests	1,844,057			1,635,595

Total Net Assets	8,304,549			9,800,538

Total Liabilities and Net Assets	¥175,822,885	¥		189,684,749

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Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2015
Ordinary Income	¥2,927,760	¥		3,180,225
Interest Income	1,417,569			1,468,976
Interest on Loans and Bills Discounted	920,295			931,883
Interest and Dividends on Securities	324,340			351,801
Interest on Call Loans and Bills Purchased	6,013			7,611
Interest on Receivables under Resale Agreements	29,602			27,995
Interest on Securities Borrowing Transactions	7,664			7,096
Interest on Due from Banks	35,771			50,093
Other Interest Income	93,880			92,495
Fiduciary Income	52,014			52,641
Fee and Commission Income	682,400			729,341
Trading Income	189,020			262,963
Other Operating Income	255,422			365,264
Other Ordinary Income	331,333			301,037
Gains on Reversal of Reserves for Possible Losses on Loans	103,690			73,301
Recovery of Written-off Claims	25,160			16,862
Other	202,481		*1	210,873
Ordinary Expenses	1,940,173			2,169,357
Interest Expenses	309,266			339,543
Interest on Deposits	105,802			123,559
Interest on Negotiable Certificates of Deposit	28,073			30,095
Interest on Call Money and Bills Sold	7,731			7,609
Interest on Payables under Repurchase Agreements	27,947			30,537
Interest on Securities Lending Transactions	9,860			7,549
Interest on Commercial Paper	1,826			1,682
Interest on Borrowed Money	26,527			19,287
Interest on Short-term Bonds	1,808			1,453
Interest on Bonds and Notes	72,152			81,441
Other Interest Expenses	27,536			36,326
Fee and Commission Expenses	121,631			135,981
Trading Expenses	1,598			—
Other Operating Expenses	128,647			155,924
General and Administrative Expenses	1,258,227			1,351,611
Other Ordinary Expenses	120,800		*2	186,296

Ordinary Profits	¥987,587	¥		1,010,867

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2015
Extraordinary Gains	¥12,941	¥615
Gains on Disposition of Tangible Fixed Assets	428	615
Gains on Negative Goodwill Incurred	5,621	—
Other Extraordinary Gains	6,891	—
Extraordinary Losses	15,161	20,850
Losses on Disposition of Tangible Fixed Assets	6,929	9,156
Losses on Impairment of Fixed Assets	6,506	11,358
Other Extraordinary Losses	1,725	334

Income before Income Taxes and Minority Interests	985,366	990,632

Income Taxes:
Current	137,010	260,268
Deferred	77,960	44,723

Total Income Taxes	214,970	304,992

Income before Minority Interests	770,396	685,640

Minority Interests in Net Income	81,980	73,705

Net Income	¥688,415	¥611,935

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Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2015
Income before Minority Interests	¥770,396	¥		685,640
Other Comprehensive Income	62,531		*1	1,255,433
Net Unrealized Gains (Losses) on Other Securities	135,024			1,004,848
Deferred Gains or Losses on Hedges	(91,618)			33,252
Revaluation Reserve for Land	3			7,531
Foreign Currency Translation Adjustments	15,979			15,144
Remeasurements of Defined Benefit Plans	—			183,108
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	3,142			11,548

Comprehensive Income	832,927			1,941,073

(Breakdown)
Comprehensive Income Attributable to Owners of the Parent	741,562			1,862,651
Comprehensive Income Attributable to Minority Interests	91,365			78,422

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Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2014

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,254,972	1,109,508	1,814,782	(4,661)	5,174,601
Changes during the period
Cash Dividends			(152,265)		(152,265)
Net Income			688,415		688,415
Repurchase of Treasury Stock				(37,387)	(37,387)
Disposition of Treasury Stock			(31)	1,177	1,145
Cancellation of Treasury Stock			(36,997)	36,997	—
Transfer from Revaluation Reserve for Land			1,604		1,604
Change of scope of consolidation			(3)		(3)
Increase in Retained Earnings due to change of accounting period of subsidiaries			104		104
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	—	500,826	787	501,614

Balance as of the end of the period	2,254,972	1,109,508	2,315,608	(3,874)	5,676,215

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Minority Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	615,883	84,634	142,345	(90,329)	—	752,533	2,687	1,806,407	7,736,230
Changes during the period
Cash Dividends									(152,265)
Net Income									688,415
Repurchase of Treasury Stock									(37,387)
Disposition of Treasury Stock									1,145
Cancellation of Treasury Stock									—
Transfer from Revaluation Reserve for Land									1,604
Change of scope of consolidation									(3)
Increase in Retained Earnings due to change of accounting period of subsidiaries									104

Net Changes in Items other than Shareholders’ Equity	117,638	(91,311)	(1,600)	26,816	(22,979)	28,562	492	37,649	66,705

Total Changes during the period	117,638	(91,311)	(1,600)	26,816	(22,979)	28,562	492	37,649	568,319

Balance as of the end of the period	733,522	(6,677)	140,745	(63,513)	(22,979)	781,096	3,179	1,844,057	8,304,549

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Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2015

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,254,972	1,109,508	2,315,608	(3,874)	5,676,215
Cumulative Effects of Changes in Accounting Policies			16,107		16,107
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,254,972	1,109,508	2,331,715	(3,874)	5,692,322
Changes during the period
Issuance of New Shares	431	431			863
Cash Dividends			(176,136)		(176,136)
Net Income			611,935		611,935
Repurchase of Treasury Stock				(273)	(273)
Disposition of Treasury Stock		66		531	598
Transfer from Revaluation Reserve for Land			1,856		1,856
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	431	498	437,655	258	438,843

Balance as of the end of the period	2,255,404	1,110,006	2,769,371	(3,616)	6,131,166

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Minority Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	733,522	(6,677)	140,745	(63,513)	(22,979)	781,096	3,179	1,844,057	8,304,549
Cumulative Effects of Changes in Accounting Policies								573	16,681
Balance as of the beginning of the period reflecting Changes in Accounting Policies	733,522	(6,677)	140,745	(63,513)	(22,979)	781,096	3,179	1,844,631	8,321,230
Changes during the period
Issuance of New Shares									863
Cash Dividends									(176,136)
Net Income									611,935
Repurchase of Treasury Stock									(273)
Disposition of Treasury Stock									598
Transfer from Revaluation Reserve for Land									1,856

Net Changes in Items other than Shareholders’ Equity	1,003,826	33,313	5,674	23,059	182,985	1,248,859	640	(209,035)	1,040,464

Total Changes during the period	1,003,826	33,313	5,674	23,059	182,985	1,248,859	640	(209,035)	1,479,307

Balance as of the end of the period	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,800,538

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Mizuho Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

	Millions of yen
	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2015
Cash Flow from Operating Activities
Income before Income Taxes and Minority Interests	¥985,366	¥990,632
Depreciation	153,098	156,946
Losses on Impairment of Fixed Assets	6,506	11,358
Amortization of Goodwill	3,672	3,698
Gains on Negative Goodwill Incurred	(5,621)	—
Equity in Loss (Gain) from Investments in Affiliates	(15,491)	(15,052)
Increase (Decrease) in Reserves for Possible Losses on Loans	(143,059)	(103,554)
Increase (Decrease) in Reserve for Possible Losses on Investments	(14)	(25)
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	1,210	(1,245)
Increase (Decrease) in Reserve for Contingencies	(16,385)	1,600
Increase (Decrease) in Reserve for Bonus Payments	4,331	5,113
Decrease (Increase) in Net Defined Benefit Asset	(32,414)	(38,437)
Increase (Decrease) in Net Defined Benefit Liability	3,011	4,297
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(88)	(19)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(12)	(600)
Increase (Decrease) in Reserve for Reimbursement of Debentures	19,538	(6,078)
Interest Income—accrual basis	(1,417,569)	(1,468,976)
Interest Expenses—accrual basis	309,266	339,543
Losses (Gains) on Securities	(115,111)	(219,340)
Losses (Gains) on Money Held in Trust	(97)	(145)
Foreign Exchange Losses (Gains)—net	(903,027)	(645,471)
Losses (Gains) on Disposition of Fixed Assets	6,500	8,541
Decrease (Increase) in Trading Assets	2,944,549	999,513
Increase (Decrease) in Trading Liabilities	228,270	359,772
Decrease (Increase) in Derivatives other than for Trading Assets	1,809,906	(639,290)
Increase (Decrease) in Derivatives other than for Trading Liabilities	(1,537,943)	386,732
Decrease (Increase) in Loans and Bills Discounted	(1,853,147)	(2,289,581)
Increase (Decrease) in Deposits	3,587,057	7,446,245
Increase (Decrease) in Negotiable Certificates of Deposit	(2,975,290)	2,369,726
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	186,454	(544,370)
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	195,716	471,141
Decrease (Increase) in Call Loans, etc.	1,920,731	918,102
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	533,173	951,399
Increase (Decrease) in Call Money, etc.	(1,620,912)	(1,521,429)
Increase (Decrease) in Commercial Paper	(108,048)	(253,152)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(5,240,107)	(3,839,692)
Decrease (Increase) in Foreign Exchange Assets	(68,099)	88,558
Increase (Decrease) in Foreign Exchange Liabilities	140,124	149,446
Increase (Decrease) in Short-term Bonds (Liabilities)	107,168	232,137
Increase (Decrease) in Bonds and Notes	25,941	992,919
Increase (Decrease) in Due to Trust Accounts	179,958	480,112
Interest and Dividend Income—cash basis	1,497,731	1,476,736
Interest Expenses—cash basis	(328,747)	(346,060)
Other—net	(631,487)	(84,770)

Subtotal	(2,163,391)	6,826,983

Cash Refunded (Paid) in Income Taxes	(122,650)	(172,024)

Net Cash Provided by (Used in) Operating Activities	(2,286,042)	6,654,958

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Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2015
Cash Flow from Investing Activities
Payments for Purchase of Securities	(72,279,170)			(81,055,617)
Proceeds from Sale of Securities	73,065,653			76,467,302
Proceeds from Redemption of Securities	10,156,411			7,599,068
Payments for Increase in Money Held in Trust	(76,215)			(5,770)
Proceeds from Decrease in Money Held in Trust	3,871			16,408
Payments for Purchase of Tangible Fixed Assets	(89,425)			(216,299)
Payments for Purchase of Intangible Fixed Assets	(142,229)			(187,451)
Proceeds from Sale of Tangible Fixed Assets	5,172			1,585
Proceeds from Sale of Intangible Fixed Assets	0			0
Payments for Purchase of Stocks of Subsidiaries (affecting the scope of consolidation)	(36,584)			—

Net Cash Provided by (Used in) Investing Activities	10,607,483			2,619,227

Cash Flow from Financing Activities
Repayments of Subordinated Borrowed Money	(52,500)			(100,000)
Proceeds from Issuance of Subordinated Bonds	154,380			150,000
Payments for Redemption of Subordinated Bonds	(130,700)			(464,705)
Proceeds from Issuance of Common Stock	—			6
Proceeds from Investments by Minority Shareholders	1,069			866
Repayments to Minority Shareholders	—			(241,729)
Cash Dividends Paid	(152,162)			(176,186)
Cash Dividends Paid to Minority Shareholders	(88,829)			(71,644)
Payments for Repurchase of Treasury Stock	(37,013)			(12)
Proceeds from Sale of Treasury Stock	10			2

Net Cash Provided by (Used in) Financing Activities	(305,744)			(903,401)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	69,190			37,565

Net Increase (Decrease) in Cash and Cash Equivalents	8,084,887			8,408,350

Cash and Cash Equivalents at the beginning of the fiscal year	11,347,537			19,432,425
Increase (Decrease) in Cash and Cash Equivalents Due to Change of Accounting Period of Subsidiaries	0			—

Cash and Cash Equivalents at the end of the fiscal year	¥19,432,425	¥	*1	27,840,775

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Mizuho Financial Group, Inc.

(5) Matters Related to the Assumption of Going Concern

There is no applicable information.

(6) Fundamental and Important Matters for the Preparation of Consolidated Financial Statements

1. Scope of Consolidation

a)	Number of consolidated subsidiaries: 150

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Mizuho AsiaInfra Capital Pte. Ltd. and two other companies were newly included in the scope of consolidation as a result of new establishment.

During the period, Mizuho Capital No.2 Limited Partnership and 11 other companies were excluded from the scope of consolidation as a result of dissolution and other factors.

b)	Number of non-consolidated subsidiaries: 0

2. Application of the Equity Method

a)	Number of non-consolidated subsidiaries under the equity method: 0

b)	Number of affiliates under the equity method: 21

Names of principal companies:

Orient Corporation

The Chiba Kogyo Bank, Ltd.

Joint Stock Commercial Bank for Foreign Trade of Vietnam

c)	Number of non-consolidated subsidiaries not under the equity method: 0

d)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) and others.

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Mizuho Financial Group, Inc.

3. Balance Sheet Dates of Consolidated Subsidiaries

a)	Balance sheet dates of consolidated subsidiaries are as follows:

July 31	1 company
December 29	16 companies
December 31	52 companies
March 31	81 companies

b)	Consolidated subsidiaries with balance sheet dates of December 29 were consolidated based on their tentative financial statements as of and for the period ended December 31.

The consolidated subsidiary with balance sheet date of July 31 was consolidated based on its tentative financial statement as of and for the period ended the consolidated balance sheet date.

Other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

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Mizuho Financial Group, Inc.

4. Standards of Accounting Method

Amounts less than one million yen are rounded down.

1.	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

Credited loans held for the purpose of trading are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the consolidated balance sheet date.

Interest received and the gains or losses on the sale of the relevant credited loans during the fiscal year, including the gains or losses resulting from any change in the value between the beginning and the end of the fiscal year, are recognized in Other Operating Income and Other Operating Expenses on the consolidated statements of income.

2.	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

3.	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in affiliates not under the equity method are stated at acquisition cost and determined by the moving average method. As to Other Securities, in principle, fair value of Japanese stocks is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities, the fair values of which are extremely difficult to determine, are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

4.	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

5.	Depreciation of Fixed Assets

(1) Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The range of useful lives is as follows:

Buildings:	3 years to 50 years
Others:	2 years to 20 years

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Mizuho Financial Group, Inc.

(2) Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly from five to ten years as determined by MHFG and consolidated subsidiaries.

(3) Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

6.	Deferred Assets

Bond issuance costs are expensed as incurred.

7.	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and the expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥227,209 million.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

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Mizuho Financial Group, Inc.

8.	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

9.	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

10.	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued by the end of the respective fiscal years, based on the internally established standards.

11.	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

12.	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve.

13.	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from liabilities at the estimated amount of future claims for withdrawal by depositors.

14.	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

15.	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance regarding Financial Instruments Business, etc. to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

16.	Accounting Method for Retirement Benefits

In calculating retirement benefit obligations, a benefit formula basis is used as a method of attributing expected retirement benefits to the period up to the end of this fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees (mainly 10 years) of the respective fiscal years.

Certain consolidated subsidiaries apply the simplified method that assumes the amount required for voluntary resignation at the end of the term to be retirement benefit obligations in computing net defined benefit liability and retirement benefit expenses.

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Mizuho Financial Group, Inc.

17.	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective balance sheet dates.

18.	Hedge Accounting

(1) Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i) as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii) as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

Among Deferred Gains or Losses on Hedges recorded on the consolidated balance sheet, those deferred hedge gains or losses are included that resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. The deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥856 million and ¥704 million, respectively.

(2) Foreign Exchange Risk

Domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

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Mizuho Financial Group, Inc.

(3) Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

As for certain assets and liabilities of MHFG and its consolidated subsidiaries, the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied.

19.	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

20.	Amortization Method of Goodwill and Amortization Period

Goodwill of Mizuho Trust & Banking Co., Ltd. is amortized over a period of 20 years under the straight-line method. Other Goodwill is amortized over an appropriate period not to exceed 20 years under the straight-line method. The full amount of Goodwill that has no material impact is expensed as incurred.

21.	Scope of Cash and Cash Equivalents on Consolidated Statements of Cash Flows

For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consists of cash and due from central banks included in Cash and Due from Banks on the consolidated balance sheet.

(7) Change in Accounting Policies

(Application of “Accounting Standard for Retirement Benefits” and others)

Mizuho Financial Group has applied “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26, May 17, 2012) (hereinafter, the “Accounting Standard”) and “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25, March 26, 2015) (hereinafter, the “Guidance”), in terms of regulations stipulated in the text of the Accounting Standard, Paragraph 35 and the Guidance, Paragraph 67, beginning with the fiscal year ended March 31, 2015. We have reviewed the calculation methods of retirement benefit obligations and service cost, changed the method of attributing the expected retirement benefits to periods of service from a straight-line basis to a benefit formula basis, and changed the method of determining the discount rate from the method using the discount rate based on the average period up to the estimated timing of the benefit payment and another period to the method using different discount rates according to the estimated timing of each benefit payment.

The Accounting Standard and the Guidance have been applied in accordance with the transitional treatment stipulated in the Accounting Standard, Paragraph 37, and the amount of financial impact resulting from the change in the calculation method of retirement benefit obligations and service cost was added to or deducted from retained earnings at the beginning of the fiscal year ended March 31, 2015.

As a result of this, Net Defined Benefit Asset increased by ¥19,795 million, Net Defined Benefit Liability decreased by ¥2,787 million, Retained Earnings increased by ¥16,107 million and Minority Interests increased by ¥573 million at the beginning of the fiscal year ended March 31, 2015. Ordinary Profits and Income before Income Taxes and Minority Interests for the fiscal year ended March 31, 2015 increased by ¥8,217 million, respectively.

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Mizuho Financial Group, Inc.

(8) Issued but not yet Adopted Accounting Standard and Others

Accounting Standard for Business Combinations (September 13, 2013)

(1) Overview

This accounting standard was revised mainly focusing on the treatment of the parent company’s changes in equity of its subsidiary while the parent company’s control is continuing because of additional acquisition of shares of the subsidiary, ‚the treatment of acquisition-related expenses, ƒthe treatment of provisional accounting, and „the presentation of Net Income and the change from minority interests to non-controlling interests.

(2) Scheduled Date of Application

Mizuho Financial Group is scheduled to apply this accounting standard after revision from the beginning of the fiscal year starting on April 1, 2015.

(3) Effect of Application of this accounting standard

The effect of the application of this accounting standard is under consideration.

(9) Change in Presentation of Financial Statements

(Consolidated Statement of Income)

Refund of Income Taxes separately presented in the previous fiscal year has been included within Current Income Taxes from this fiscal year due to decreased materiality. Refund of Income Taxes presented in the previous fiscal year was ¥(5,629) million.

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Mizuho Financial Group, Inc.

(10) Notes

(Notes to Consolidated Balance Sheet)

1.	The total amount of shares and investments in affiliates (excluding shares and investments in consolidated subsidiaries) is ¥291,974 million.

2.	MHFG does not have unsecured loaned securities which the borrowers have the right to sell or repledge. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥12,240,951 million and securities neither repledged nor re-loaned was ¥1,264,787 million.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥10,246 million and Non-Accrual Delinquent Loans of ¥425,778 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥3,496 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥614,928 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans: ¥1,054,450 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face value of these bills amounted to ¥1,370,730 million.

8.	The following assets were pledged as collateral:

Trading Assets:	¥2,567,206 million
Securities:	¥11,209,154 million
Loans and Bills Discounted:	¥6,580,383 million
Other Assets:	¥1,006 million

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Mizuho Financial Group, Inc.

The following liabilities were collateralized by the above assets:

Deposits:	¥772,816 million
Call Money and Bills Sold:	¥1,265,000 million
Payables under Repurchase Agreements:	¥7,861,692 million
Guarantee Deposits Received under Securities Lending Transactions:	¥2,121,374 million
Borrowed Money:	¥5,516,730 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥34,156 million, Trading Assets of ¥210,434 million, Securities of ¥4,518,541 million, and Loans and Bills Discounted of ¥191,639 million.

Other Assets includes margins for futures transactions of ¥193,743 million, guarantee deposits of ¥119,437 million, and collateral pledged for financial instruments and others of ¥571,163 million.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥82,839,928 million. Of this amount, ¥64,322,076 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥147,005 million.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥842,605 million.

12.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥35,685 million.

13.	Borrowed Money includes subordinated borrowed money of ¥456,000 million with a covenant that performance of the obligation is subordinated to that of other obligations.

14.	Bonds and Notes includes subordinated bonds of ¥1,409,149 million.

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Mizuho Financial Group, Inc.

15.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are ¥701,373 million.

16.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,036,575 million.

(Notes to Consolidated Statement of Income)

1.	Other within Other Ordinary Income includes gains on sales of stocks of ¥152,029 million.

2.	Other Ordinary Expenses includes losses on write-offs of loans of ¥84,504 million.

(Notes to Consolidated Statement of Comprehensive Income)

1.	Reclassification adjustments and the related tax effects concerning Other Comprehensive Income

Net Unrealized Gains on Other Securities:
The amount arising during the period	¥1,630,152	million
Reclassification adjustments	¥(241,126)	million

Before adjustments to tax effects	¥1,389,026	million
The amount of tax effects	¥(384,178)	million

Net Unrealized Gains on Other Securities	¥1,004,848	million

Deferred Gains or Losses on Hedges:
The amount arising during the period	¥80,563	million
Reclassification adjustments	¥(30,961)	million

Before adjustments to tax effects	¥49,602	million
The amount of tax effects	¥(16,349)	million

Deferred Gains or Losses on Hedges	¥33,252	million

Revaluation Reserve for Land:
The amount arising during the period	—
Reclassification adjustments	—

Before adjustments to tax effects	—
The amount of tax effects	¥7,531	million

Revaluation Reserve for Land	¥7,531	million

Foreign Currency Translation Adjustments:
The amount arising during the period	¥13,108	million
Reclassification Adjustments	¥2,035	million

Before adjustments to tax effects	¥15,144	million
The amount of tax effects	—

Foreign Currency Translation Adjustments	¥15,144	million

Remeasurements of Defined Benefit Plans:
The amount arising during the period	¥249,665	million
Reclassification adjustments	¥22,548	million

Before adjustments to tax effects	¥272,213	million
The amount of tax effects	¥(89,104)	million

Remeasurements of Defined Benefit Plans	¥183,108	million

Share of Other Comprehensive Income of Associates Accounted for Using Equity Method:
The amount arising during the period	¥11,548	million

The total amount of Other Comprehensive Income	¥1,255,433	million

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Mizuho Financial Group, Inc.

(Notes to Consolidated Statement of Changes in Net Assets)

1. Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of April 1, 2014	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2015	Remarks
Issued shares
Common stock	24,263,885	358,012	—	24,621,897	*1
Eleventh Series Class XI Preferred Stock	914,752	—	—	914,752

Total	25,178,637	358,012	—	25,536,649

Treasury stock
Common stock	13,817	1,235	3,404	11,649	*2
Eleventh Series Class XI Preferred Stock	602,100	99,530	—	701,631	*3

Total	615,918	100,766	3,404	713,280

*1.	Increases are due to request for acquisition (conversion) of preferred stock (351,822 thousand shares) and exercise of stock acquisition rights (stock option) (6,190 thousand shares).
*2.	Increases are due to repurchase of shares constituting less than one unit and other factors. Decreases are due to exercise of stock acquisition rights (stock option) (1,997 thousand shares) and repurchase of shares constituting less than one unit and other factors (1,407 thousand shares).
*3.	Increases are due to request for acquisition (conversion) of preferred stock.

2. Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights		Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of March 31, 2015 (Millions of yen)	Remarks
				As of April 1, 2014	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2015
MHFG	Stock acquisition rights		—	—	—	—	—	—
	(Treasury stock acquisition rights	)		(—)	(—)	(—)	(—)	(—)
	Stock acquisition rights as stock option				—			3,820
Consolidated subsidiaries					—			—
(Treasury stock acquisition rights)								(—)
Total					—			3,820
(—)

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Mizuho Financial Group, Inc.

3. Cash dividends distributed by MHFG are as follows:

(1) Cash dividends paid during the fiscal year ended March 31, 2015

	Resolution		Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 24, 2014		Common Stock	84,886	3.5	March 31, 2014	June 24, 2014
[	Ordinary General Meeting of Shareholders	]	Eleventh Series Class XI Preferred Stock	3,126	10	March 31, 2014	June 24 2014
	November 14, 2014		Common Stock	85,344	3.5	September 30, 2014	December 5, 2014
[	The Board of Directors	]	Eleventh Series Class XI Preferred Stock	2,778	10	September 30, 2014	December 5, 2014

	Total			176,136

(2) Cash dividends with record dates falling in the fiscal year ended March 31, 2015 and effective dates coming after the end of the fiscal year

	Resolution		Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
	May 15 2015		Common Stock	98,452	Retained Earnings	4	March 31, 2015	June 4, 2015
[	The Board of Directors	]	Eleventh Series Class XI Preferred Stock	2,131	Retained Earnings	10	March 31, 2015	June 4, 2015

(Notes to Consolidated Statement of Cash Flows)

1. Cash and Cash Equivalents at the end of the fiscal year on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥29,096,166
Due from Banks excluding central banks	(1,255,391)

Cash and Cash Equivalents	¥27,840,775

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Mizuho Financial Group, Inc.

(Financial Instruments)

Matters relating to fair value of financial instruments and others

1. The following are the consolidated balance sheet amounts, fair values and differences between them as of March 31, 2015. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded from the table below.

	(Unit: Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	29,094,362	29,094,362	—
(2) Call Loans and Bills Purchased (*1)	443,394	443,394	—
(3) Receivables under Resale Agreements	8,582,239	8,582,239	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	4,059,340	4,059,340	—
(5) Other Debt Purchased (*1)	3,239,582	3,239,662	79
(6) Trading Assets Trading Securities	5,042,005	5,042,005	—
(7) Money Held in Trust (*1)	157,225	157,225	—
(8) Securities
Bonds Held to Maturity	5,647,341	5,677,806	30,465
Other Securities	37,001,945	37,001,945	—
(9) Loans and Bills Discounted	73,415,170
Reserves for Possible Losses on Loans (*1)	(461,940)

	72,953,230	74,059,603	1,106,373

Total Assets	166,220,667	167,357,586	1,136,918
(1) Deposits	97,757,545	97,725,179	(32,366)
(2) Negotiable Certificates of Deposit	15,694,906	15,694,463	(442)
(3) Call Money and Bills Sold	5,091,198	5,091,198	—
(4) Payables under Repurchase Agreements	19,612,120	19,612,120	—
(5) Guarantee Deposits Received under Securities Lending Transactions	2,245,639	2,245,639	—
(6) Trading Liabilities Securities Sold, Not yet Purchased	3,200,813	3,200,813	—
(7) Borrowed Money	7,195,869	7,171,622	(24,247)
(8) Bonds and Notes	6,013,731	6,151,033	137,301

Total Liabilities	156,811,824	156,892,070	80,245

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	313,667
Derivative Transactions Qualifying for Hedge Accounting	[23,904 ]
Reserves for Derivative Transactions (*1)	(13,797)

Total Derivative Transactions	275,965	275,965	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the consolidated balance sheet amount due to immateriality.
(*2)	Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum.
Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

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Mizuho Financial Group, Inc.

2. Consolidated balance sheet amounts of financial instruments whose fair values are deemed to be extremely difficult to determine are indicated below, and are not included in “Assets (5) Other Debt Purchased”, “Assets (7) Money Held in Trust”, and “Assets (8) Other Securities” in fair value information of financial instruments.

(Millions of yen)
Category	Consolidated Balance Sheet Amount
 Unlisted Stocks (*1)	163,219
‚ Investments in Partnerships and others (*2)	74,158
ƒ Other (*3)	100,595

Total (*4)	337,974

(*1)	We do not treat Unlisted Stocks as being subject to disclosure of fair values as there are no market prices and they are deemed extremely difficult to determine fair values.
(*2)	Of the Investments in Partnerships and others, we do not treat those whose assets consist of unlisted stocks and other financial instruments that are deemed extremely difficult to determine fair values as being subject to disclosure of fair values.
(*3)	We do not treat Preferred Securities and others included in Other as being subject to disclosure of fair values as there are no market prices and other factors and they are deemed extremely difficult to determine fair values.
(*4)	During the fiscal year ended March 31, 2015, the amount of impairment (devaluation) was ¥3,525 million on a consolidated basis.

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Mizuho Financial Group, Inc.

(Securities)

In addition to “Securities” on the consolidated balance sheet, trading securities, short-term bonds and certain other items in “Trading Assets,” NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1. Trading Securities (as of March 31, 2015)

(Millions of yen)
Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Trading Securities	(5,103)

2. Bonds Held to Maturity (as of March 31, 2015)

		(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount
	Japanese Government Bonds	4,260,214	4,289,216	29,001
	Foreign Bonds	931,033	933,292	2,259
	Sub-total	5,191,248	5,222,508	31,260
Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount
	Japanese Government Bonds	99,911	99,738	(173)
	Foreign Bonds	356,181	355,560	(621)
	Sub-total	456,092	455,298	(794)

Total		5,647,341	5,677,806	30,465

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Mizuho Financial Group, Inc.

3. Other Securities (as of March 31, 2015)

		(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost
	Stocks	3,838,387	1,651,030	2,187,357
	Bonds	14,292,166	14,236,356	55,809
	Japanese Government Bonds	12,180,998	12,156,981	24,016
	Japanese Local Government Bonds	223,065	218,882	4,183
	Short-term Bonds	—	—	—
	Japanese Corporate Bonds	1,888,103	1,860,492	27,610
	Other	8,409,331	8,029,303	380,027
	Foreign Bonds	6,207,461	6,126,701	80,760
	Other Debt Purchased	188,534	184,285	4,249
	Other	2,013,335	1,718,317	295,018
	Sub-total	26,539,885	23,916,691	2,623,193
Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
	Stocks	283,518	311,919	(28,401)
	Bonds	6,036,256	6,047,965	(11,708)
	Japanese Government Bonds	5,234,793	5,236,173	(1,379)
	Japanese Local Government Bonds	15,522	15,538	(15)
	Short-term Bonds	99	99	—
	Japanese Corporate Bonds	785,840	796,153	(10,312)
	Other	4,844,843	4,896,549	(51,705)
	Foreign Bonds	3,825,059	3,865,759	(40,699)
	Other Debt Purchased	299,661	301,081	(1,419)
	Other	720,122	729,708	(9,586)
	Sub-total	11,164,618	11,256,434	(91,815)
Total		37,704,504	35,173,125	2,531,378

(Note) Unrealized Gains (Losses) includes ¥52,059 million which was recognized in the statement of income by applying the fair-value hedge method.

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Mizuho Financial Group, Inc.

4. Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2015

There were no Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2015.

5. Other Securities Sold during the Fiscal Year ended March 31, 2015

	(Millions of yen)
	Amount Sold	Gains on Sales	Losses on Sales
Stocks	175,816	81,295	2,228
Bonds	57,275,999	63,014	4,322
Japanese Government Bonds	56,125,675	52,782	4,069
Japanese Local Government Bonds	67,442	53	47
Japanese Corporate Bonds	1,082,881	10,178	204
Other	19,379,289	208,921	102,348

Total	76,831,104	353,231	108,898

(Note) Figures include Other Securities for which it is deemed to be extremely difficult to determine the fair value.

6. Securities for which the Holding Purpose has Changed

There were no securities for which the holding purpose has changed during the fiscal year ended March 31, 2015.

7. Impairment (“Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the fiscal year (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the fiscal year was ¥3,206 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

(Notes to Money Held in Trust)

1. Money Held in Trust for Investment (as of March 31, 2015)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Money Held in Trust for Investment	154,312	25

2. Money Held in Trust Held to Maturity (As of March 31, 2015)

There was no Money Held in Trust held to maturity.

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Mizuho Financial Group, Inc.

3. Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

    (as of March 31, 2015)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition cost
Other in Money Held in Trust	3,415	3,415	—	—	—

(Note) “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

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Mizuho Financial Group, Inc.

(Tax Effect Accounting)

“Act on Partial Amendment to the Income Tax Act, etc.” (Act No. 9, 2015) and “Act on Partial Amendment to the Local Tax Act, etc.” (Act No. 2, 2015) were promulgated on March 31, 2015, and accordingly, the corporate tax rate and other rates have been lowered from the fiscal year beginning on or after April 1, 2015.

Due to this change, the effective statutory tax rate used for the calculation of deferred tax assets and deferred tax liabilities has been revised from the previous rate of 35.64%. The rate of 33.06% has been applied to the temporary differences, expected to be either deductible, taxable or expired in the fiscal year beginning on April 1, 2015, while the rate of 32.26% has been applied to the temporary differences, expected to be either deductible, taxable, or expired in or after the fiscal year beginning on April 1, 2016.

In addition, due to the revision of the carry-forward system of the net operating losses, the amount of net operating losses that can be deducted has been limited to the equivalent of 65% of taxable income before such deductions from the fiscal year beginning on April 1, 2015 through the fiscal year beginning on April 1, 2016, while the amount of net operating losses that can be deducted has been limited to the equivalent of 50% of taxable income before such deductions in or after the fiscal year beginning on April 1, 2017.

As a result of the changes in tax rates and the carry-forward system of the losses, Deferred Tax Liabilities decreased by ¥51,997 million, Net Unrealized Gains on Other Securities increased by ¥70,180 million, Deferred Gains or Losses on Hedges increased by ¥872 million, Remeasurements of Defined Benefit Plans increased by ¥7,685 million, and Deferred Income Taxes increased by ¥26,739 million. Deferred Tax Liabilities for Revaluation Reserve for Land decreased by ¥7,531 million and Revaluation Reserve for Land increased by the same amount.

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Mizuho Financial Group, Inc.

(Business Segment Information)

1. Summary of reportable segment

We engage in banking, trust banking, securities and other financial businesses through consolidated subsidiaries and affiliates. As these subsidiaries and affiliates are in different industries and regulatory environments, we disclose business segment information based on the following principal consolidated subsidiaries to measure the present and future cash flow properly:

Mizuho Bank, Ltd. (MHBK): Banking business

Mizuho Trust & Banking Co., Ltd. (MHTB): Trust business • Banking business

Mizuho Securities Co., Ltd. (MHSC): Securities business

Operating segments of MHBK are aggregated based on the type of customer characteristics into six customer segments and Trading and Others. The six customer segments are Personal Banking, Retail Banking, Corporate Banking (Large Corporations), Corporate Banking, Financial Institutions & Public Sector Business, and International Banking. The targets of these segments are as follows:

•	Personal Banking: individuals (excluding individuals who belong to Retail Banking);

•	Retail Banking: business owners, land owners, lease holders, and SMEs;

•	Corporate Banking (Large Corporations): large corporations and their affiliates in Japan;

•	Corporate Banking: relatively larger SMEs in Japan (quasi listed companies);

•	Financial Institutions & Public Sector Business: financial institutions and central and local governments; and

•	International Banking: Japanese companies that conduct business overseas and business with non-Japanese companies.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments primarily in terms of “net business profits” (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) in accordance with internal managerial accounting rules and practices.

2. Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts), Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans), and the amount of Assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) is the total amount of Interest income, Fiduciary income, Fee and commission income, Trading income, and Other operating income.

Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) is the amount of which General administrative expenses (excluding non-recurring expenses) and Other (Equity in income from investments in affiliates and certain other consolidation adjustments) are deducted from Gross profits (excluding the amounts of credit costs of trust accounts).

Asset information by segment is not prepared on the grounds that management does not use asset information of each segment for the purpose of asset allocation or performance evaluation.

Gross profits (excluding the amounts of credit costs of trust accounts) relating to transactions between segments is based on the current market price.

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Mizuho Financial Group, Inc.

3. Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

	Millions of yen
	MHBK (Consolidated)
	MHBK (Non-consolidated)
	Personal Banking	Retail Banking	Corporate Banking (Large Corporations)	Corporate Banking	Financial Institutions & Public Sector Business	International Banking	Trading and others		Others
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	217,500	78,400	179,400	100,500	33,500	141,900	183,696	934,896	152,401	1,087,298
Net non-interest income	49,800	53,300	127,800	79,400	27,300	170,100	52,874	560,574	37,845	598,420
Total	267,300	131,700	307,200	179,900	60,800	312,000	236,571	1,495,471	190,247	1,685,718
General and administrative expenses (excluding Non-Recurring Losses)	233,500	118,400	94,400	76,500	30,300	92,600	188,037	833,737	70,963	904,700
Others	—	—	—	—	—	—	—	—	(43,198)	(43,198)
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	33,800	13,300	212,800	103,400	30,500	219,400	48,533	661,733	76,085	737,819

	MHTB (Consolidated)	MHSC (Consolidated)	Others	MHFG (Consolidated)
Gross profits: (excluding the amounts of credit costs of trust accounts)
Net interest income (expense)	39,484	1,753	897	1,129,433
Net non-interest income	122,565	335,799	61,520	1,118,305
Total	162,049	337,552	62,418	2,247,738
General and administrative expenses (excluding Non-Recurring Losses)	94,527	267,970	54,025	1,321,224
Others	(3,697)	32	(2,689)	(49,552)
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	63,824	69,614	5,703	876,961

Notes:

(1)	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
(2)	“Others” includes items which should be eliminated as internal transactions between subsidiaries on a consolidated basis.

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Mizuho Financial Group, Inc.

4. The difference between the total amounts of reportable segments and the recorded amounts in Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting by reportable segment are different from the amounts recorded in Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) of segment information and Ordinary Profits recorded in Consolidated Statements of Income

Millions of yen
Gross profits: (excluding the amounts of credit costs of trust accounts)	Amount
Total amount of the above segment information	2,247,738
Other Ordinary Income	301,037
General and Administrative Expenses	(1,351,611)
Other Ordinary Expenses	(186,296)

Ordinary Profits recorded in Consolidated Statements of Income	1,010,867

(2)	The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of segment information and Income before income taxes and minority interests recorded in Consolidated Statements of Income

Millions of yen
Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	Amount
Total amount of the above segment information	876,961
Credit Costs for Trust Accounts	—
General and Administrative Expenses (non-recurring losses)	(30,386)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(87,051)
Gains on Reversal of Reserves for Possible Losses on Loans, and other	82,351
Net Gains (Losses) related to Stocks	131,910
Net Extraordinary Gains (Losses)	(20,235)
Other	37,082

Income before income taxes and minority interests recorded in Consolidated Statements of Income	990,632

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Mizuho Financial Group, Inc.

(Per Share Information)

(Consolidated basis)

		Fiscal 2013	Fiscal 2014
Net Assets per Share of Common Stock		¥253.25	¥322.86
Net Income per Share of Common Stock		¥28.18	¥24.91
Diluted Net Income per Share of Common Stock		¥27.12	¥24.10

1. Total Net Assets per Share of Common Stock is based on the following information:
		Fiscal 2013	Fiscal 2014
Net Assets per Share of Common Stock
Total Net Assets	¥ million	8,304,549	9,800,538
Deductions from Total Net Assets	¥ million	2,163,015	1,854,668
Paid-in Amount of Preferred Stock	¥ million	312,651	213,120
Cash Dividends on Preferred Stock	¥ million	3,126	2,131
Stock Acquisition Rights	¥ million	3,179	3,820
Minority Interests	¥ million	1,844,057	1,635,595
Net Assets (year-end) related to Common Stock	¥ million	6,141,534	7,945,869
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	24,250,067	24,610,248

2. Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:
		Fiscal 2013	Fiscal 2014
Net Income per Share of Common Stock
Net Income	¥ million	688,415	611,935
Amount not attributable to Common Stock	¥ million	6,744	4,910
Cash Dividends on Preferred Stock	¥ million	6,437	4,910
Cancellation differences on Dividend Preferred Stock	¥ million	307	—
Net Income related to Common Stock	¥ million	681,670	607,025
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	24,189,669	24,368,115

Diluted Net Income per Share of Common Stock
Adjustment to Net Income	¥ million	6,437	4,910
Cash Dividends on Preferred Stock	¥ million	6,437	4,910
Increased Number of Shares of Common Stock	Thousands of shares	1,181,582	1,012,931
Preferred Stock	Thousands of shares	1,164,941	994,744
Stock Acquisition Rights	Thousands of shares	16,641	18,186
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

3. As indicated in “Change in Accounting Policies”, Mizuho Financial Group has applied “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26, May 17, 2012) (hereinafter, the “Accounting Standard”) and “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25, March 26, 2015) (hereinafter, the “Guidance”), in terms of regulations stipulated in the text of the Accounting Standard, Paragraph 35 and the Guidance, Paragraph 67, beginning with the fiscal year ended March 31, 2015 and the Accounting Standard and the Guidance have been applied in accordance with the transitional treatment stipulated in the Accounting Standard, Paragraph 37.

As a result of this, the impact on Net Assets per Share of Common Stock at the beginning of the fiscal year ended March 31, 2015, Net Income per Share of Common Stock, and Diluted Net Income per Share of Common Stock for the fiscal year ended March 31, 2015 is immaterial.

(Subsequent Events)

There is no applicable information.

1-46

Mizuho Financial Group, Inc.

6. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2014	As of March 31, 2015
Assets
Current Assets
Cash and Due from Banks	¥17,269	¥12,729
Prepaid Expenses	2,708	2,476
Other Current Assets	66,888	75,430
Total Current Assets	86,866	90,636
Fixed Assets
Tangible Fixed Assets	7,655	166,381
Buildings	5,951	5,729
Equipment	1,644	1,273
Land	—	159,342
Construction in Progress	59	35
Intangible Fixed Assets	4,064	4,269
Trademarks	1	1
Software	3,784	3,096
Other Intangible Fixed Assets	278	1,170
Investments	6,152,737	6,341,817
Investment Securities	99,285	134,970
Investments in Subsidiaries and Affiliates	6,023,433	6,023,428
Long-term Loans to Subsidiaries and Affiliates	—	150,000
Long-term Prepaid Expenses	150	145
Prepaid Pension Cost	6,362	9,144
Other Investments	23,506	24,128
Total Fixed Assets	6,164,457	6,512,468

Total Assets	¥6,251,324	¥6,603,104

Liabilities
Current Liabilities
Short-term Borrowings	¥561,460	¥700,135
Short-term Bonds	500,000	500,000
Accounts Payable	2,401	2,493
Accrued Expenses	4,134	3,636
Accrued Corporate Taxes	92	53
Deposits Received	2,000	2,017
Reserve for Bonus Payments	272	291
Unearned Income	—	89
Total Current Liabilities	1,070,361	1,208,717
Non-Current Liabilities
Bonds and Notes	240,000	248,800
Deferred Tax Liabilities	18,182	26,070
Reserve for Employee Retirement Benefits	2,814	2,842
Other Non-Current Liabilities	19,548	20,468
Total Non-Current Liabilities	280,546	298,181

Total Liabilities	¥1,350,907	¥1,506,898

1-47

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2014	As of March 31, 2015
Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,254,972	¥2,255,404
Capital Surplus
Capital Reserve	1,194,864	1,195,296
Other Capital Surplus	—	66
Total Capital Surplus	1,194,864	1,195,363
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,415,516	1,589,574
Retained Earnings Brought Forward	1,415,516	1,589,574
Total Retained Earnings	1,419,866	1,593,924
Treasury Stock	(3,233)	(3,011)

Total Shareholders’ Equity	4,866,470	5,041,680

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	30,766	50,704

Total Valuation and Translation Adjustments	30,766	50,704

Stock Acquisition Rights	3,179	3,820

Total Net Assets	4,900,417	5,096,205

Total Liabilities and Net Assets	¥6,251,324	¥6,603,104

1-48

Mizuho Financial Group, Inc.

(2) Non-Consolidated Statements of Income

	Millions of yen
	For the fiscal year ended March 31, 2014	For the fiscal year ended March 31, 2015
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥285,129	¥344,668
Fee and Commission Income Received from Subsidiaries and Affiliates	31,756	33,109
Total Operating Income	316,886	377,777
Operating Expenses
General and Administrative Expenses	22,591	26,854
Total Operating Expenses	22,591	26,854

Operating Profits	294,294	350,922

Non-Operating Income
Interest on Deposits and Cash Dividends	2,172	2,777
Interest on Loans	—	799
Fee and Commissions	10,155	5,669
Other Non-Operating Income	199	832
Total Non-Operating Income	12,527	10,078
Non-Operating Expenses
Interest Expenses	3,290	1,722
Interest on Short-term Bonds	1,161	796
Interest on Bonds	10,155	6,418
Other Non-Operating Expenses	3,182	2,625
Total Non-Operating Expenses	17,790	11,562

Ordinary Profits	289,031	349,438

Extraordinary Gains
Gains on Disposition of Investments in Subsidiaries	—	67
Other Extraordinary Gains	—	4
Total Extraordinary Gains	—	71
Extraordinary Losses
Head Office Relocation Expenses	2,203	66
Other Extraordinary Losses	338	0
Total Extraordinary Losses	2,541	67

Income before Income Taxes	286,489	349,442

Income Taxes:
Current	288	325
Deferred	339	116
Total Income Taxes	627	441

Net Income	¥285,861	¥349,001

1-49

Mizuho Financial Group, Inc.

(3) Non-Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2014

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
					Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
		Capital Reserve	Other Capital Surplus	Total Capital Surplus		Retained Earnings Brought Forward
Balance as of the beginning of the period	2,254,972	1,194,864	—	1,194,864	4,350	1,318,948	1,323,298	(4,295)	4,768,840
Changes during the period
Cash Dividends						(152,265)	(152,265)		(152,265)
Net Income						285,861	285,861		285,861
Repurchase of Treasury Stock								(37,013)	(37,013)
Disposition of Treasury Stock						(31)	(31)	1,077	1,046
Cancellation of Treasury Stock						(36,997)	(36,997)	36,997	—
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	—	—	—	—	—	96,567	96,567	1,062	97,629

Balance as of the end of the period	2,254,972	1,194,864	—	1,194,864	4,350	1,415,516	1,419,866	(3,233)	4,866,470

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	17,395	2,687	4,788,923
Changes during the period
Cash Dividends			(152,265)
Net Income			285,861
Repurchase of Treasury Stock			(37,013)
Disposition of Treasury Stock			1,046
Cancellation of Treasury Stock			—
Net Changes in Items other than Shareholders’ Equity	13,371	492	13,863

Total Changes during the period	13,371	492	111,493

Balance as of the end of the period	30,766	3,179	4,900,417

1-50

Mizuho Financial Group, Inc.

For the fiscal year ended March 31, 2015

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,254,972	1,194,864	—	1,194,864	4,350	1,415,516	1,419,866	(3,233)	4,866,470
Cumulative Effects of Changes in Accounting Policies						1,193	1,193		1,193
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,254,972	1,194,864	—	1,194,864	4,350	1,416,709	1,421,059	(3,233)	4,867,663
Changes during the period
Issuance of New Shares	431	431		431					863
Cash Dividends						(176,136)	(176,136)		(176,136)
Net Income						349,001	349,001		349,001
Repurchase of Treasury Stock								(12)	(12)
Disposition of Treasury Stock			66	66				234	300
Net Changes in Items other than Shareholders’ Equity

Total Changes during the period	431	431	66	498	—	172,864	172,864	222	174,016

Balance as of the end of the period	2,255,404	1,195,296	66	1,195,363	4,350	1,589,574	1,593,924	(3,011)	5,041,680

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	30,766	3,179	4,900,417
Cumulative Effects of Changes in Accounting Policies			1,193
Balance as of the beginning of the period reflecting Changes in Accounting Policies	30,766	3,179	4,901,610
Changes during the period
Issuance of New Shares			863
Cash Dividends			(176,136)
Net Income			349,001
Repurchase of Treasury Stock			(12)
Disposition of Treasury Stock			300
Net Changes in Items other than Shareholders’ Equity	19,938	640	20,578

Total Changes during the period	19,938	640	194,595

Balance as of the end of the period	50,704	3,820	5,096,205

1-51

SELECTED FINANCIAL INFORMATION

For Fiscal 2014

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

The former MHBK and the former Mizuho Corporate Bank, Ltd. (“MHCB”) conducted a merger on July 1, 2013.

Non-consolidated profit/loss figures for MHBK for the previous period (Fiscal 2013) are aggregate figures for the former MHBK for the first quarter, the former MHCB for the first quarter, and MHBK for the second quarter and the second half of Fiscal 2013. Aggregate profit/loss figures for the 2 banks (MHBK and MHTB) for the previous period (Fiscal 2013) are aggregate figures for the former MHBK for the first quarter, the former MHCB for the first quarter, MHBK for the second quarter and the second half of Fiscal 2013, and MHTB for Fiscal 2013.

“HC”: Non-consolidated figures for Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2014	See above Notes		Page

1. Income Analysis	CON	NON	2- 1

2. Interest Margins (Domestic Operations)	NON		2- 5

3. Use and Source of Funds	NON		2- 6

4. Net Gains/Losses on Securities	CON	NON	2- 7

5. Unrealized Gains/Losses on Securities	CON	NON	2- 9

6. Projected Redemption Amounts for Securities	NON		2- 11

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2- 12

8. Employee Retirement Benefits	NON	CON	2- 13

9. Capital Ratio	CON	NON	2- 15

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 16

2. Status of Reserves for Possible Losses on Loans	CON	NON	2- 18

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2- 19

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2- 20

5. Coverage on Disclosed Claims under the FRA	NON		2- 22

6. Overview of Non-Performing Loans (“NPLs”)	NON		2- 24

7. Results of Removal of NPLs from the Balance Sheet	NON		2- 25

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2- 26

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry	NON		2- 28

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2- 29

(2) Loans to SMEs and Individual Customers	NON		2- 29

10. Status of Loans by Region	NON		2- 30

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-31

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2- 34

2. Number of Directors and Employees	HC	NON	2- 35

3. Number of Branches and Offices	NON		2- 36

4. Earnings Plan for Fiscal 2015	CON	NON	2- 37

Attachments	See above Notes		Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON		2- 38
Comparison of Non-Consolidated Statements of Income (selected items)	NON		2- 39
Non-Consolidated Statement of Changes in Net Assets	NON		2- 40
Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)	NON		2- 41
Comparison of Non-Consolidated Statements of Income (selected items)	NON		2- 42
Non-Consolidated Statement of Changes in Net Assets	NON		2- 43
Statement of Trust Assets and Liabilities	NON		2- 44
Comparison of Balances of Principal Items	NON		2- 45

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on January 27, 2015, both of which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2014

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2014
			Change	Fiscal 2013
Consolidated Gross Profits	1	2,247,738	212,457	2,035,281
Net Interest Income	2	1,129,433	21,130	1,108,303
Fiduciary Income	3	52,641	627	52,014
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	593,360	32,591	560,768
Net Trading Income	6	262,963	75,542	187,421
Net Other Operating Income	7	209,340	82,566	126,774
General and Administrative Expenses	8	(1,351,611)	(93,384)	(1,258,227)
Personnel Expenses	9	(637,709)	(26,326)	(611,382)
Non-Personnel Expenses	10	(648,382)	(54,644)	(593,737)
Miscellaneous Taxes	11	(65,519)	(12,413)	(53,106)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	12	(87,051)	(63,695)	(23,355)
Losses on Write-offs of Loans	13	(84,504)	(62,072)	(22,431)
Reversal of Reserves for Possible Losses on Loans, etc.	14	82,351	(53,883)	136,235
Net Gains (Losses) related to Stocks	15	131,910	54,879	77,031
Equity in Income from Investments in Affiliates	16	15,052	(439)	15,491
Other	17	(27,522)	(32,653)	5,130

Ordinary Profits	18	1,010,867	23,280	987,587

Net Extraordinary Gains (Losses)	19	(20,235)	(18,015)	(2,220)
Income before Income Taxes and Minority Interests	20	990,632	5,265	985,366
Income Taxes - Current	21	(260,268)	(123,258)	(137,010)
- Deferred	22	(44,723)	33,236	(77,960)
Net Income before Minority Interests	23	685,640	(84,755)	770,396
Minority Interests in Net Income	24	(73,705)	8,275	(81,980)

Net Income	25	611,935	(76,479)	688,415

Credit-related Costs (including Credit Costs for Trust Accounts)	26	(4,699)	(117,579)	112,879

* Credit-related Costs [26] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [14] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	27	876,961	132,696	744,264

* Consolidated Net Business Profits [27] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	28	150	(9)	159
Number of affiliates under the equity method	29	21	—	21

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		Fiscal 2014				Fiscal 2013
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	1,495,471	134,267	1,629,739	122,862	1,506,876
Domestic Gross Profits	2	944,334	117,022	1,061,357	55,983	1,005,373
Net Interest Income	3	595,624	30,725	626,349	(41,500)	667,849
Fiduciary Income	4		51,947	51,947	513	51,434
Trust Fees for Jointly Operated Designated Money Trust	5		2,814	2,814	(285)	3,100
Credit Costs for Trust Accounts *	6		—	—	—	—
Net Fee and Commission Income	7	240,751	29,886	270,638	13,958	256,679
Net Trading Income	8	51,372	180	51,553	53,266	(1,713)
Net Other Operating Income	9	56,585	4,282	60,868	29,744	31,123
International Gross Profits	10	551,136	17,245	568,381	66,879	501,502
Net Interest Income	11	339,272	8,569	347,841	51,891	295,950
Net Fee and Commission Income	12	142,778	(746)	142,031	24,521	117,509
Net Trading Income	13	(2,837)	2,313	(523)	(35,965)	35,442
Net Other Operating Income	14	71,923	7,107	79,031	26,431	52,600
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(833,737)	(74,617)	(908,354)	(44,090)	(864,264)
Expense Ratio	16	55.7%	55.5%	55.7%	(1.6%)	57.3%
Personnel Expenses	17	(289,934)	(34,448)	(324,383)	(1,521)	(322,862)
Non-Personnel Expenses	18	(491,820)	(37,348)	(529,168)	(31,976)	(497,192)
Premium for Deposit Insurance	19	(48,840)	(1,729)	(50,569)	(3,030)	(47,539)
Miscellaneous Taxes	20	(51,982)	(2,819)	(54,802)	(10,592)	(44,209)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	21	661,733	59,650	721,384	78,772	642,611
Excluding Net Gains (Losses) related to Bonds	22	596,783	48,732	645,515	36,810	608,704

Reversal of (Provision for) General Reserve for Possible Losses on Loans	23	—	—	—	—	—

Net Business Profits	24	661,733	59,650	721,384	78,772	642,611
Net Gains (Losses) related to Bonds	25	64,950	10,918	75,869	41,962	33,907

Net Non-Recurring Gains (Losses)	26	24,586	8,493	33,079	(125,982)	159,062
Net Gains (Losses) related to Stocks	27	88,963	7,233	96,196	38,515	57,681
Expenses related to Portfolio Problems	28	(82,395)	(6)	(82,401)	(64,218)	(18,182)
Reversal of Reserves for Possible Losses on Loans, etc.	29	68,702	5,891	74,593	(60,284)	134,877
Other	30	(50,683)	(4,625)	(55,309)	(39,995)	(15,313)

Ordinary Profits	31	686,320	68,143	754,464	(47,210)	801,674

Net Extraordinary Gains (Losses)	32	(18,275)	(229)	(18,504)	(8,214)	(10,290)
Net Gains (Losses) on Disposition of Fixed Assets	33	(7,888)	(170)	(8,058)	(2,460)	(5,598)
Losses on Impairment of Fixed Assets	34	(10,387)	(59)	(10,446)	(5,754)	(4,692)
Income before Income Taxes	35	668,044	67,914	735,959	(55,424)	791,383
Income Taxes - Current	36	(209,116)	(5,643)	(214,759)	(99,405)	(115,353)
- Deferred	37	(35,740)	(5,027)	(40,767)	52,759	(93,527)

Net Income	38	423,188	57,243	480,432	(102,070)	582,502

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	(13,693)	5,884	(7,808)	(124,502)	116,694

* Credit-related Costs [39] =  Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [23] + Reversal of Reserves for Possible Losses on Loans, etc. [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40		—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	44,403	2,994	47,398	(60,689)	108,087
Losses on Write-offs of Loans	42	(65,661)	(6)	(65,667)	(71,653)	5,985
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	11,372	2,896	14,268	26,347	(12,078)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	309	(0)	309	(65)	374
Reversal of (Provision for) Reserve for Contingencies	45	(1,346)	—	(1,346)	(18,568)	17,222
Other (including Losses on Sales of Loans)	46	(2,771)	—	(2,771)	125	(2,896)
Total	47	(13,693)	5,884	(7,808)	(124,502)	116,694

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2014		Fiscal 2013
			Change
Gross Profits	1	1,495,471	111,355	1,384,115
Domestic Gross Profits	2	944,334	46,362	897,971
Net Interest Income	3	595,624	(40,497)	636,122
Net Fee and Commission Income	4	240,751	8,179	232,572
Net Trading Income	5	51,372	49,001	2,370
Net Other Operating Income	6	56,585	29,678	26,906
International Gross Profits	7	551,136	64,993	486,143
Net Interest Income	8	339,272	51,641	287,630
Net Fee and Commission Income	9	142,778	24,785	117,992
Net Trading Income	10	(2,837)	(31,906)	29,069
Net Other Operating Income	11	71,923	20,472	51,451
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(833,737)	(42,620)	(791,116)
Expense Ratio	13	55.7%	(1.4%)	57.1%
Personnel Expenses	14	(289,934)	(1,006)	(288,927)
Non-Personnel Expenses	15	(491,820)	(31,448)	(460,371)
Premium for Deposit Insurance	16	(48,840)	(3,101)	(45,739)
Miscellaneous Taxes	17	(51,982)	(10,165)	(41,817)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	661,733	68,735	592,998
Excluding Net Gains (Losses) related to Bonds	19	596,783	31,875	564,907

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	—	—

Net Business Profits	21	661,733	68,735	592,998
Net Gains (Losses) related to Bonds	22	64,950	36,859	28,091

Net Non-Recurring Gains (Losses)	23	24,586	(113,453)	138,040
Net Gains (Losses) related to Stocks	24	88,963	39,888	49,075
Expenses related to Portfolio Problems	25	(82,395)	(64,562)	(17,832)
Reversal of Reserves for Possible Losses on Loans, etc.	26	68,702	(49,180)	117,882
Other	27	(50,683)	(39,598)	(11,085)

Ordinary Profits	28	686,320	(44,718)	731,038

Net Extraordinary Gains (Losses)	29	(18,275)	(10,538)	(7,737)
Net Gains (Losses) on Disposition of Fixed Assets	30	(7,888)	(3,689)	(4,198)
Losses on Impairment of Fixed Assets	31	(10,387)	(6,848)	(3,538)
Income before Income Taxes	32	668,044	(55,256)	723,301
Income Taxes - Current	33	(209,116)	(110,932)	(98,183)
- Deferred	34	(35,740)	59,172	(94,912)

Net Income	35	423,188	(107,016)	530,205

Credit-related Costs	36	(13,693)	(113,743)	100,050

* Credit-related Costs [36] =  Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	37	44,403	(60,751)	105,154
Losses on Write-offs of Loans	38	(65,661)	(71,997)	6,336
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	39	11,372	23,968	(12,596)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	40	309	(65)	374
Reversal of (Provision for) Reserve for Contingencies	41	(1,346)	(5,024)	3,677
Other (including Losses on Sales of Loans)	42	(2,771)	125	(2,896)
Total	43	(13,693)	(113,743)	100,050

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2014		Fiscal 2013
			Change
Gross Profits	1	134,267	11,506	122,760
Domestic Gross Profits	2	117,022	9,620	107,401
Net Interest Income	3	30,725	(1,002)	31,727
Fiduciary Income	4	51,947	513	51,434
Trust Fees for Jointly Operated Designated Money Trust	5	2,814	(285)	3,100
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	29,886	5,779	24,107
Net Trading Income	8	180	4,264	(4,084)
Net Other Operating Income	9	4,282	66	4,216
International Gross Profits	10	17,245	1,886	15,358
Net Interest Income	11	8,569	249	8,319
Net Fee and Commission Income	12	(746)	(263)	(482)
Net Trading Income	13	2,313	(4,058)	6,372
Net Other Operating Income	14	7,107	5,958	1,149
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(74,617)	(1,469)	(73,147)
Expense Ratio	16	55.5%	(4.0%)	59.5%
Personnel Expenses	17	(34,448)	(514)	(33,934)
Non-Personnel Expenses	18	(37,348)	(527)	(36,821)
Premium for Deposit Insurance	19	(1,729)	70	(1,800)
Miscellaneous Taxes	20	(2,819)	(427)	(2,392)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	21	59,650	10,037	49,613
Excluding Net Gains (Losses) related to Bonds	22	48,732	4,934	43,797

Reversal of (Provision for) General Reserve for Possible Losses on Loans	23	—	—	—

Net Business Profits	24	59,650	10,037	49,613
Net Gains (Losses) related to Bonds	25	10,918	5,102	5,815

Net Non-Recurring Gains (Losses)	26	8,493	(12,528)	21,022
Net Gains (Losses) related to Stocks	27	7,233	(1,372)	8,606
Expenses related to Portfolio Problems	28	(6)	344	(350)
Reversal of Reserves for Possible Losses on Loans, etc.	29	5,891	(11,103)	16,994
Other	30	(4,625)	(396)	(4,228)

Ordinary Profits	31	68,143	(2,491)	70,635

Net Extraordinary Gains (Losses)	32	(229)	2,323	(2,553)
Net Gains (Losses) on Disposition of Fixed Assets	33	(170)	1,229	(1,399)
Losses on Impairment of Fixed Assets	34	(59)	1,094	(1,153)
Income before Income Taxes	35	67,914	(167)	68,082
Income Taxes - Current	36	(5,643)	11,526	(17,169)
- Deferred	37	(5,027)	(6,412)	1,384

Net Income	38	57,243	4,946	52,297

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	5,884	(10,758)	16,643

* Credit-related Costs [39]   =   Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [23] +  Reversal of Reserves for Possible Losses on Loans, etc. [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	2,994	62	2,932
Losses on Write-offs of Loans	42	(6)	344	(350)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	2,896	2,379	517
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	(0)	0	(0)
Reversal of (Provision for) Reserve for Contingencies	45	—	(13,544)	13,544
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	5,884	(10,758)	16,643

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
			Fiscal 2014		Fiscal 2013
Mizuho Bank				Change

Return on Interest-Earning Assets		1	0.69	(0.04)	0.74
Return on Loans and Bills Discounted *1		2	1.03	(0.06)	1.09
Return on Securities		3	0.45	(0.04)	0.50
Cost of Funding (including Expenses)		4	0.77	0.01	0.75
Cost of Deposits (including Expenses)		5	0.85	(0.01)	0.86
Cost of Deposits *2		6	0.04	(0.00)	0.05
Cost of Other External Liabilities		7	0.19	(0.00)	0.20

Net Interest Margin	(1)-(4)	8	(0.07)	(0.06)	(0.00)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.17	(0.05)	0.23
Loan and Deposit Rate Margin	(2)-(6)	10	0.99	(0.05)	1.04

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		11	1.13	(0.09)	1.22
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.27	(0.08)	0.36
Loan and Deposit Rate Margin	(11)-(6)	13	1.08	(0.08)	1.17

			(%)
			Fiscal 2014		Fiscal 2013
Mizuho Trust & Banking				Change

Return on Interest-Earning Assets		14	0.70	(0.05)	0.76
Return on Loans and Bills Discounted *1		15	1.00	(0.00)	1.01
Return on Securities		16	0.78	0.13	0.65
Cost of Funding		17	0.16	(0.04)	0.20
Cost of Deposits *2		18	0.07	(0.01)	0.09

Net Interest Margin	(14)-(17)	19	0.54	(0.01)	0.55
Loan and Deposit Rate Margin	(15)-(18)	20	0.92	0.00	0.92

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	1.00	(0.10)	1.11
Loan and Deposit Rate Margin	(21)-(18)	22	0.92	(0.09)	1.01

(Reference)			(%)
			Fiscal 2014		Fiscal 2013
Aggregate Figures for the 2 Banks				Change

Return on Loans and Bills Discounted *1		23	1.03	(0.06)	1.09
Cost of Deposits *2		24	0.04	(0.00)	0.05
Loan and Deposit Rate Margin	(23)-(24)	25	0.98	(0.05)	1.04
*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.

(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	1.12	(0.09)	1.21
Loan and Deposit Rate Margin	(26)-(24)	27	1.08	(0.08)	1.16

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2014				Fiscal 2013
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	135,672,564	0.92	4,281,575	(0.01)	131,390,989	0.94
Loans and Bills Discounted	69,043,413	1.16	3,604,816	(0.07)	65,438,597	1.24
Securities	41,941,102	0.77	(1,306,964)	0.07	43,248,067	0.70

Source of Funds	135,488,809	0.23	4,024,971	(0.00)	131,463,837	0.24
Deposits	88,245,507	0.10	4,939,252	0.00	83,306,254	0.09
NCDs	16,390,621	0.17	2,641,521	(0.01)	13,749,100	0.19

(Domestic Operations)

Use of Funds	97,740,573	0.69	(2,497,827)	(0.04)	100,238,400	0.74
Loans and Bills Discounted	48,742,971	1.03	(326,309)	(0.06)	49,069,281	1.10
Securities	30,243,263	0.45	(2,568,037)	(0.04)	32,811,301	0.50

Source of Funds	97,478,051	0.08	(2,720,334)	(0.02)	100,198,386	0.11
Deposits	71,317,602	0.03	2,109,256	(0.00)	69,208,346	0.04
NCDs	10,364,682	0.08	712,588	(0.00)	9,652,094	0.09

(International Operations)

Use of Funds	41,317,959	1.39	6,087,245	(0.01)	35,230,714	1.40
Loans and Bills Discounted	20,300,442	1.49	3,931,126	(0.15)	16,369,316	1.65
Securities	11,697,839	1.61	1,261,073	0.27	10,436,766	1.33

Source of Funds	41,396,725	0.57	6,053,149	(0.01)	35,343,576	0.59
Deposits	16,927,904	0.38	2,829,996	0.02	14,097,907	0.35
NCDs	6,025,939	0.32	1,928,932	(0.10)	4,097,006	0.43

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2014				Fiscal 2013
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	6,239,854	0.79	(35,221)	(0.04)	6,275,075	0.83
Loans and Bills Discounted	3,036,394	1.00	(337,966)	(0.00)	3,374,361	1.00
Securities	1,677,615	1.01	(302,652)	0.14	1,980,268	0.87

Source of Funds	6,015,860	0.17	(38,925)	(0.03)	6,054,785	0.20
Deposits	2,398,749	0.07	443,535	(0.01)	1,955,213	0.09
NCDs	809,441	0.09	(238,358)	(0.00)	1,047,800	0.09

(Domestic Operations)

Use of Funds	5,603,499	0.70	(53,308)	(0.05)	5,656,808	0.76
Loans and Bills Discounted	2,868,956	1.00	(387,893)	(0.00)	3,256,850	1.00
Securities	1,102,792	0.78	(266,249)	0.13	1,369,042	0.65

Source of Funds	5,363,603	0.16	(66,532)	(0.04)	5,430,135	0.20
Deposits	2,372,312	0.07	458,763	(0.01)	1,913,549	0.08
NCDs	809,441	0.09	(238,358)	(0.00)	1,047,800	0.09

(International Operations)

Use of Funds	794,955	1.28	(386,295)	0.42	1,181,250	0.86
Loans and Bills Discounted	167,438	1.03	49,926	0.09	117,511	0.93
Securities	574,823	1.46	(36,402)	0.08	611,225	1.37

Source of Funds	810,857	0.20	(376,776)	0.04	1,187,634	0.15
Deposits	26,436	0.27	(15,227)	(0.02)	41,663	0.30
NCDs	—	—	—	—	—	—

2-6

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	Fiscal 2014		Fiscal 2013
		Change
Net Gains (Losses) related to Bonds	73,253	39,216	34,036
Gains on Sales and Others	175,364	56,498	118,865
Losses on Sales and Others	(97,060)	(24,987)	(72,073)
Impairment (Devaluation)	(1,438)	8,278	(9,717)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,612)	(573)	(3,038)

	Fiscal 2014		Fiscal 2013
		Change
Net Gains (Losses) related to Stocks	131,910	54,879	77,031
Gains on Sales	152,029	64,551	87,477
Losses on Sales	(8,326)	(2,364)	(5,961)
Impairment (Devaluation)	(5,389)	2	(5,392)
Reversal of (Provision for) Reserve for Possible Losses on Investments	24	10	13
Gains (Losses) on Derivatives other than for Trading	(6,427)	(7,321)	894

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2014		Fiscal 2013
		Change
Net Gains (Losses) related to Bonds	75,869	41,962	33,907
Gains on Sales and Others	178,581	59,165	119,415
Losses on Sales and Others	(97,719)	(24,865)	(72,854)
Impairment (Devaluation)	(1,386)	8,229	(9,615)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(3,606)	(567)	(3,038)

	Fiscal 2014		Fiscal 2013
		Change
Net Gains (Losses) related to Stocks	96,196	38,515	57,681
Gains on Sales	109,548	47,473	62,075
Losses on Sales	(6,299)	(2,684)	(3,615)
Impairment (Devaluation)	(648)	1,068	(1,716)
Reversal of (Provision for) Reserve for Possible Losses on Investments	23	(20)	44
Gains (Losses) on Derivatives other than for Trading	(6,427)	(7,321)	894

2-7

Mizuho Financial Group, Inc.

Mizuho Bank	(Millions of yen)
	Fiscal 2014		Fiscal 2013
		Change
Net Gains (Losses) related to Bonds	64,950	36,859	28,091
Gains on Sales and Others	161,203	50,475	110,728
Losses on Sales and Others	(91,906)	(22,414)	(69,492)
Impairment (Devaluation)	(1,386)	8,229	(9,615)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,959)	569	(3,528)

	Fiscal 2014		Fiscal 2013
		Change
Net Gains (Losses) related to Stocks	88,963	39,888	49,075
Gains on Sales	101,881	48,742	53,139
Losses on Sales	(6,065)	(2,761)	(3,304)
Impairment (Devaluation)	(610)	1,036	(1,647)
Reversal of (Provision for) Reserve for Possible Losses on Investments	13	(36)	49
Gains (Losses) on Derivatives other than for Trading	(6,256)	(7,093)	837

Mizuho Trust & Banking	(Millions of yen)
	Fiscal 2014		Fiscal 2013
		Change
Net Gains (Losses) related to Bonds	10,918	5,102	5,815
Gains on Sales and Others	17,378	8,690	8,687
Losses on Sales and Others	(5,812)	(2,451)	(3,361)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(646)	(1,136)	489

	Fiscal 2014		Fiscal 2013
		Change
Net Gains (Losses) related to Stocks	7,233	(1,372)	8,606
Gains on Sales	7,666	(1,268)	8,935
Losses on Sales	(234)	77	(311)
Impairment (Devaluation)	(37)	31	(69)
Reversal of (Provision for) Reserve for Possible Losses on Investments	10	15	(5)
Gains (Losses) on Derivatives other than for Trading	(170)	(227)	57

2-8

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2015				As of March 31, 2014
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	37,704,504	2,531,378	2,623,193	91,815	1,127,679	1,475,537	347,858
Japanese Stocks	4,121,905	2,158,955	2,187,357	28,401	1,106,994	1,197,864	90,869
Japanese Bonds	20,328,423	44,101	55,809	11,708	31,372	48,126	16,753
Japanese Government Bonds	17,415,791	22,636	24,016	1,379	13,401	17,821	4,420
Other	13,254,174	328,321	380,027	51,705	(10,688)	229,546	240,234
Foreign Bonds	10,032,520	40,060	80,760	40,699	(170,636)	32,151	202,787

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥52,059 million and ¥37,413 million, which were recognized in the statement of income for March 31, 2015 and March 31, 2014, respectively, by applying the fair-value hedge method and others. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2015 and March 31, 2014 are ¥2,479,318 million and ¥1,090,266 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2015 and March 31, 2014 are ¥1,737,348 million and ¥733,522 million, respectively.

(2) Bonds Held to Maturity

(Millions of yen)
	As of March 31, 2015				As of March 31, 2014
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Bonds Held to Maturity	5,647,341	30,465	31,260	794	17,734	17,954	220

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2015				As of March 31, 2014
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	36,466,869	2,313,319	2,411,731	98,411	958,662	1,310,832	352,169
Japanese Stocks	4,033,359	2,078,883	2,114,307	35,423	1,027,355	1,124,319	96,963
Japanese Bonds	19,977,203	44,061	55,681	11,619	31,506	48,013	16,506
Japanese Government Bonds	17,243,638	22,570	23,950	1,379	13,365	17,782	4,417
Other	12,456,306	190,374	241,743	51,368	(100,199)	138,498	238,698
Foreign Bonds	9,828,550	38,339	78,892	40,552	(170,250)	31,339	201,589

Mizuho Bank
Other Securities	34,603,226	2,138,808	2,234,014	95,205	874,549	1,215,814	341,264
Japanese Stocks	3,762,836	1,933,204	1,966,662	33,457	945,045	1,038,309	93,263
Japanese Bonds	19,003,116	42,869	53,952	11,083	30,461	46,201	15,739
Japanese Government Bonds	16,338,400	21,454	22,677	1,222	13,114	16,860	3,745
Other	11,837,274	162,734	213,399	50,664	(100,957)	131,304	232,261
Foreign Bonds	9,390,437	28,218	68,386	40,167	(165,782)	30,860	196,643

Mizuho Trust & Banking
Other Securities	1,863,643	174,510	177,717	3,206	84,112	95,017	10,904
Japanese Stocks	270,523	145,678	147,645	1,966	82,309	86,010	3,700
Japanese Bonds	974,087	1,192	1,728	536	1,045	1,812	767
Japanese Government Bonds	905,238	1,116	1,272	156	251	922	671
Other	619,032	27,639	28,343	703	757	7,194	6,436
Foreign Bonds	438,113	10,120	10,506	385	(4,467)	478	4,945

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥52,059 million and ¥37,413 million, which were recognized in the statement of income for March 31, 2015 and March 31, 2014, respectively, by applying the fair-value hedge method and others. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of March 31, 2015 and March 31, 2014 are ¥2,261,259 million and ¥921,249 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2015 and March 31, 2014 are as follows:

	(Millions of yen)
	As of March 31, 2015	As of March 31, 2014
Aggregate Figures	1,633,442	665,027
Mizuho Bank	1,497,419	597,410
Mizuho Trust & Banking	136,022	67,616

2-9

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2015				As of March 31, 2014
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	5,647,341	30,465	31,260	794	17,734	17,954	220
Mizuho Bank	5,647,341	30,465	31,260	794	17,734	17,954	220
Mizuho Trust & Banking	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2015				As of March 31, 2014
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	118,376	159,543	159,543	—	140,597	141,249	651
Mizuho Bank	118,376	159,543	159,543	—	140,597	141,249	651
Mizuho Trust & Banking	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2015		As of March 31, 2014
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	2,479,318	1,389,052	1,090,266
Japanese Stocks	2,132,177	1,023,954	1,108,222
Japanese Bonds	44,101	12,728	31,372
Japanese Government Bonds	22,636	9,235	13,401
Other	303,040	352,369	(49,328)
Foreign Bonds	14,778	224,056	(209,277)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2015		As of March 31, 2014
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	2,261,259	1,340,010	921,249
Japanese Stocks	2,052,104	1,023,522	1,028,582
Japanese Bonds	44,061	12,554	31,507
Japanese Government Bonds	22,570	9,205	13,365
Other	165,093	303,933	(138,840)
Foreign Bonds	13,058	221,949	(208,891)

2-10

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of March 31, 2015				Change				Maturity as of March 31, 2014
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	4,532.5	16,751.8	2,169.7	775.9	(2,282.8)	(1,247.9)	(671.4)	(226.0)	6,815.4	17,999.7	2,841.1	1,001.9
Japanese Government Bonds	4,088.9	15,545.7	1,898.9	—	(2,348.8)	(1,213.2)	(674.9)	—	6,437.7	16,758.9	2,573.8	—
Japanese Local Government Bonds	36.1	104.4	92.9	0.7	5.9	(25.8)	12.7	(0.0)	30.2	130.2	80.1	0.7
Japanese Corporate Bonds	407.4	1,101.6	177.9	775.1	60.0	(8.8)	(9.2)	(226.0)	347.4	1,110.5	187.2	1,001.2
Other	2,415.4	3,466.9	2,383.2	2,924.2	571.2	(695.7)	777.0	1,009.3	1,844.2	4,162.7	1,606.2	1,914.8

Mizuho Bank

Japanese Bonds	4,004.1	16,404.5	2,081.6	775.9	(2,789.4)	(923.8)	(446.2)	(226.0)	6,793.6	17,328.3	2,527.8	1,001.9
Japanese Government Bonds	3,578.9	15,245.7	1,813.8	—	(2,838.8)	(900.7)	(455.0)	—	6,417.7	16,146.4	2,268.8	—
Japanese Local Government Bonds	35.6	102.8	91.5	0.7	5.4	(26.5)	14.0	(0.0)	30.1	129.4	77.4	0.7
Japanese Corporate Bonds	389.6	1,055.9	176.3	775.1	43.9	3.3	(5.2)	(226.0)	345.7	1,052.5	181.6	1,001.2
Other	2,411.7	3,356.4	2,121.1	2,875.2	578.7	(413.6)	637.3	960.4	1,832.9	3,770.1	1,483.7	1,914.8

Mizuho Trust & Banking

Japanese Bonds	528.4	347.2	88.1	—	506.6	(324.0)	(225.1)	—	21.8	671.3	313.2	—
Japanese Government Bonds	510.0	300.0	85.1	—	490.0	(312.5)	(219.9)	—	20.0	612.5	305.0	—
Japanese Local Government Bonds	0.5	1.5	1.4	—	0.4	0.7	(1.2)	—	0.1	0.8	2.6	—
Japanese Corporate Bonds	17.8	45.7	1.6	—	16.1	(12.2)	(3.9)	—	1.7	57.9	5.6	—
Other	3.7	110.5	262.1	48.9	(7.4)	(282.1)	139.6	48.9	11.2	392.6	122.4	—

2-11

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2015				Change				As of March 31, 2014
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	2,395.8	16,343.3	7,197.4	25,936.6	(2,012.2)	1,707.9	1,147.9	843.6	4,408.0	14,635.4	6,049.5	25,093.0
Receive Float / Pay Fixed	242.6	4,553.6	2,651.7	7,447.9	(244.2)	1,488.0	(1,161.7)	82.1	486.8	3,065.5	3,813.4	7,365.8
Receive Float / Pay Float	42.6	—	—	42.6	(7.3)	(71.9)	—	(79.2)	50.0	71.9	—	121.9
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	2,681.1	20,897.0	9,849.1	33,427.3	(2,263.8)	3,124.0	(13.7)	846.4	4,944.9	17,772.9	9,862.9	32,580.8

Mizuho Bank

Receive Fixed / Pay Float	2,395.8	16,343.3	6,798.0	25,537.2	(2,007.2)	1,837.9	1,053.5	884.2	4,403.0	14,505.4	5,744.5	24,653.0
Receive Float / Pay Fixed	217.6	4,437.2	2,441.7	7,096.5	(269.2)	1,412.7	(1,276.7)	(133.2)	486.8	3,024.4	3,718.4	7,229.7
Receive Float / Pay Float	42.6	—	—	42.6	(7.3)	(71.9)	—	(79.2)	50.0	71.9	—	121.9
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	2,656.1	20,780.6	9,239.7	32,676.5	(2,283.8)	3,178.7	(223.1)	671.7	4,939.9	17,601.8	9,462.9	32,004.7

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	—	399.4	399.4	(5.0)	(130.0)	94.4	(40.6)	5.0	130.0	305.0	440.0
Receive Float / Pay Fixed	25.0	116.4	210.0	351.4	25.0	75.3	115.0	215.3	—	41.0	95.0	136.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	25.0	116.4	609.4	750.8	20.0	(54.6)	209.4	174.7	5.0	171.0	400.0	576.0

(Reference)

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2015			Change			As of March 31, 2014
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	733.1	745.6	(12.5)	87.8	91.6	(3.7)	645.2	654.0	(8.7)
Mizuho Bank	642.2	652.3	(10.0)	65.1	73.1	(7.9)	577.1	579.2	(2.0)
Mizuho Trust & Banking	90.8	93.2	(2.4)	22.7	18.5	4.2	68.1	74.7	(6.6)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-12

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Certain part of Accounting Standard for Retirement Benefits and others has been applied from the beginning of fiscal 2014.

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		Fiscal 2014	Change	Fiscal 2013
Retirement Benefit Obligations	(A)	1,193,979	37,123	1,156,856
Discount Rate (%)		0.07~1.62		1.70

Total Fair Value of Plan Assets	(B)	1,883,289	343,584	1,539,705
Unrecognized Actuarial Differences	(C)	(227,830)	(266,201)	38,370
Prepaid Pension Cost	(B)+(C)-(A)	461,479	40,260	421,219

Mizuho Bank

Retirement Benefit Obligations	(A)	1,055,879	31,431	1,024,448
Discount Rate (%)		0.07~1.62		1.70

Total Fair Value of Plan Assets	(B)	1,697,155	316,335	1,380,819
Unrecognized Actuarial Differences	(C)	(225,581)	(247,626)	22,045
Prepaid Pension Cost	(B)+(C)-(A)	415,694	37,278	378,416

Mizuho Trust & Banking

Retirement Benefit Obligations	(A)	138,099	5,691	132,407
Discount Rate (%)		0.07~1.62		1.70

Total Fair Value of Plan Assets	(B)	186,134	27,248	158,885
Unrecognized Actuarial Differences	(C)	(2,249)	(18,574)	16,325
Prepaid Pension Cost	(B)+(C)-(A)	45,785	2,982	42,803

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	Fiscal 2014	Change	Fiscal 2013
Service Cost	(21,953)	(764)	(21,188)
Interest Cost	(10,223)	9,729	(19,953)
Expected Return on Plan Assets	32,497	(540)	33,038
Accumulation (Amortization) of Unrecognized Actuarial Differences	(20,536)	(2,579)	(17,957)
Other	(3,776)	506	(4,282)

Total	(23,992)	6,351	(30,343)

Mizuho Bank

	(Millions of yen)
	Fiscal 2014	Change	Fiscal 2013
Service Cost	(18,859)	(519)	(18,339)
Interest Cost	(9,036)	8,650	(17,687)
Expected Return on Plan Assets	29,127	(240)	29,368
Accumulation (Amortization) of Unrecognized Actuarial Differences	(17,393)	(1,993)	(15,400)
Other	(3,255)	431	(3,687)

Total	(19,417)	6,328	(25,745)

Mizuho Trust & Banking

	(Millions of yen)
	Fiscal 2014	Change	Fiscal 2013
Service Cost	(3,093)	(245)	(2,848)
Interest Cost	(1,186)	1,079	(2,266)
Expected Return on Plan Assets	3,369	(300)	3,669
Accumulation (Amortization) of Unrecognized Actuarial Differences	(3,143)	(586)	(2,556)
Other	(520)	75	(595)

Total	(4,574)	22	(4,597)

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		As of March 31, 2015	Change	As of March 31, 2014
Retirement Benefit Obligations	(A)	1,360,954	41,567	1,319,387
Total Fair Value of Plan Assets	(B)	2,056,818	370,363	1,686,455
Unrecognized Actuarial Differences	(C)	(229,825)	(272,213)	42,388
Net Defined Benefit Asset	(D)	743,382	330,308	413,073
Net Defined Benefit Liability	(A)-(B)+(D)	47,518	1,512	46,006

Income (Expenses) related to Employee Retirement Benefits

	(Millions of yen)
	Fiscal 2014	Change	Fiscal 2013
Service Cost	(32,967)	(2,019)	(30,947)
Interest Cost	(11,975)	10,521	(22,496)
Expected Return on Plan Assets	36,875	828	36,046
Accumulation (Amortization) of Unrecognized Actuarial Differences	(22,548)	(1,385)	(21,162)
Other	(7,909)	(235)	(7,673)

Total	(38,524)	7,709	(46,234)

2-14

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

International Standard

	Consolidated		(%, Billions of yen)
	As of March 31, 2015 (Preliminary)	Change	As of March 31, 2014
(1) Total Capital Ratio	14.58	0.22	14.36
(2) Tier 1 Capital Ratio	11.50	0.15	11.35
(3) Common Equity Tier 1 Capital Ratio	9.43	0.63	8.80
(4) Total Capital	9,508.4	852.4	8,655.9
(5) Tier 1 Capital	7,500.3	655.6	6,844.7
(6) Common Equity Tier 1 Capital	6,153.1	848.7	5,304.4
(7) Risk weighted Assets	65,191.9	4,917.8	60,274.0
(8) Total Required Capital (7)X8%	5,215.3	393.4	4,821.9
Mizuho Bank International Standard
	Consolidated			Non-Consolidated
	As of March 31, 2015 (Preliminary)	Change	As of March 31, 2014	As of March 31, 2015 (Preliminary)
(1) Total Capital Ratio	15.30	(0.18)	15.48	15.35
(2) Tier 1 Capital Ratio	12.13	(0.22)	12.35	12.01
(3) Common Equity Tier 1 Capital Ratio	10.42	0.23	10.19	10.33
(4) Total Capital	8,753.5	572.9	8,180.6	8,597.5
(5) Tier 1 Capital	6,943.1	417.7	6,525.3	6,727.5
(6) Common Equity Tier 1 Capital	5,965.7	579.2	5,386.5	5,787.3
(7) Risk weighted Assets	57,201.8	4,378.1	52,823.7	55,981.4
(8) Total Required Capital (7)X8%	4,576.1	350.2	4,225.8	4,478.5
Mizuho Trust & Banking International Standard
(1) Total Capital Ratio	19.21	1.41	17.80	19.33
(2) Tier 1 Capital Ratio	16.68	1.92	14.76	16.79
(3) Common Equity Tier 1 Capital Ratio	16.67	1.91	14.76	16.79
(4) Total Capital	511.6	54.9	456.6	502.8
(5) Tier 1 Capital	444.4	65.6	378.7	436.7
(6) Common Equity Tier 1 Capital	444.1	65.3	378.7	436.7
(7) Risk weighted Assets	2,663.4	98.7	2,564.6	2,600.9
(8) Total Required Capital (7)X8%	213.0	7.8	205.1	208.0

2-15

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2015				As of March 31, 2014
		%	Change	%		%
Loans to Bankrupt Obligors	10,246	0.01	(1,948)	(0.00)	12,194	0.01
Non-Accrual Delinquent Loans	425,778	0.57	(82,222)	(0.15)	508,001	0.73
Loans Past Due for 3 Months or More	3,496	0.00	(612)	(0.00)	4,109	0.00
Restructured Loans	614,928	0.83	110,328	0.10	504,600	0.72

Total	1,054,450	1.43	25,545	(0.04)	1,028,905	1.48

Total Loans	73,415,170	100.00	4,113,765		69,301,405	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	205,011		38,258		166,752

Trust Account
	As of March 31, 2015				As of March 31, 2014
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,990	18.68	(55)	1.29	3,046	17.38
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,990	18.68	(55)	1.29	3,046	17.38

Total Loans	16,006	100.00	(1,516)		17,522	100.00

Consolidated + Trust Account
	As of March 31, 2015				As of March 31, 2014
		%	Change	%		%
Loans to Bankrupt Obligors	10,246	0.01	(1,948)	(0.00)	12,194	0.01
Non-Accrual Delinquent Loans	428,769	0.58	(82,278)	(0.15)	511,047	0.73
Loans Past Due for 3 Months or More	3,496	0.00	(612)	(0.00)	4,109	0.00
Restructured Loans	614,928	0.83	110,328	0.10	504,600	0.72

Total	1,057,441	1.44	25,489	(0.04)	1,031,951	1.48

Total Loans	73,431,176	100.00	4,112,248		69,318,927	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-16

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2015				As of March 31, 2014
		%	Change	%		%
Loans to Bankrupt Obligors	5,934	0.00	(3,344)	(0.00)	9,278	0.01
Non-Accrual Delinquent Loans	399,427	0.54	(89,028)	(0.15)	488,456	0.69
Loans Past Due for 3 Months or More	3,492	0.00	(612)	(0.00)	4,104	0.00
Restructured Loans	539,440	0.72	131,417	0.14	408,023	0.58

Total	948,295	1.28	38,431	(0.01)	909,864	1.29

Total Loans	73,958,301	100.00	3,966,373		69,991,928	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	192,481		43,302		149,178

Mizuho Bank

Loans to Bankrupt Obligors	5,932	0.00	(3,325)	(0.00)	9,257	0.01
Non-Accrual Delinquent Loans	387,186	0.54	(82,181)	(0.15)	469,368	0.70
Loans Past Due for 3 Months or More	3,492	0.00	(612)	(0.00)	4,104	0.00
Restructured Loans	531,275	0.74	129,054	0.14	402,221	0.60

Total	927,886	1.30	42,934	(0.01)	884,952	1.32

Total Loans	70,873,844	100.00	4,037,290		66,836,553	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	191,473		44,277		147,196

Mizuho Trust & Banking (Banking Account)

Loans to Bankrupt Obligors	2	0.00	(18)	(0.00)	21	0.00
Non-Accrual Delinquent Loans	9,250	0.30	(6,791)	(0.20)	16,041	0.51
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	8,165	0.26	2,362	0.08	5,802	0.18

Total	17,418	0.56	(4,447)	(0.12)	21,865	0.69

Total Loans	3,068,451	100.00	(69,401)		3,137,852	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	1,007		(975)		1,982

(Trust Account)

Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,990	18.68	(55)	1.29	3,046	17.38
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,990	18.68	(55)	1.29	3,046	17.38

Total Loans	16,006	100.00	(1,516)		17,522	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-17

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2015	Change	As of March 31, 2014
Reserves for Possible Losses on Loans	525,486	(90,821)	616,307
General Reserve for Possible Losses on Loans	344,496	(54,241)	398,737
Specific Reserve for Possible Losses on Loans	180,386	(36,400)	216,787
Reserve for Possible Losses on Loans to Restructuring Countries	603	(179)	782

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	227,209	32,052	195,157

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of March 31, 2015	Change	As of March 31, 2014
Reserves for Possible Losses on Loans	441,639	(81,745)	523,384
General Reserve for Possible Losses on Loans	299,820	(48,633)	348,454
Specific Reserve for Possible Losses on Loans	141,215	(32,932)	174,147
Reserve for Possible Losses on Loans to Restructuring Countries	603	(179)	782

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	214,063	37,078	176,984

Mizuho Bank

Reserves for Possible Losses on Loans	434,828	(75,847)	510,675
General Reserve for Possible Losses on Loans	294,339	(45,638)	339,978
Specific Reserve for Possible Losses on Loans	139,885	(30,029)	169,914
Reserve for Possible Losses on Loans to Restructuring Countries	603	(179)	782

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	212,670	38,203	174,467

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	6,811	(5,898)	12,709
General Reserve for Possible Losses on Loans	5,481	(2,994)	8,475
Specific Reserve for Possible Losses on Loans	1,329	(2,903)	4,233
Reserve for Possible Losses on Loans to Restructuring Countries	0	0	0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	1,392	(1,125)	2,517

*	Reserve for Possible Losses on Entrusted Loans (¥49 million and ¥53 million for March 31, 2015 and March 31, 2014, respectively) is not included in the above figures for Trust Account.

2-18

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2015	Change	As of March 31, 2014
Mizuho Financial Group	49.83	(10.06)	59.89

*	Above figures are presented net of partial direct write-offs.

Non-Consolidated
	(%)
	As of March 31, 2015	Change	As of March 31, 2014
Total	46.71	(10.99)	57.71
Mizuho Bank	46.86	(10.84)	57.70
Mizuho Trust & Banking (Banking Account)	39.10	(19.02)	58.12

*	Above figures are presented net of partial direct write-offs.

2-19

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Millions of yen)
	As of March 31, 2015	Change	As of March 31, 2014
Claims against Bankrupt and Substantially Bankrupt Obligors	77,316	(2,921)	80,238
Claims with Collection Risk	404,270	(80,728)	484,998
Claims for Special Attention	618,425	109,715	508,709
Total	1,100,011	26,065	1,073,945

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	226,664	32,134	194,529

Trust Account

	As of March 31, 2015	Change	As of March 31, 2014
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2,990	(55)	3,046
Claims for Special Attention	—	—	—
Total	2,990	(55)	3,046

Consolidated + Trust Account

	As of March 31, 2015	Change	As of March 31, 2014
Claims against Bankrupt and Substantially Bankrupt Obligors	77,316	(2,921)	80,238
Claims with Collection Risk	407,260	(80,784)	488,044
Claims for Special Attention	618,425	109,715	508,709
Total	1,103,001	26,009	1,076,992

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2015				As of March 31, 2014
		%	Change	%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	56,669	0.06	(10,606)	(0.01)	67,275	0.08
Claims with Collection Risk	402,582	0.48	(69,459)	(0.11)	472,041	0.60
Claims for Special Attention	542,932	0.65	130,804	0.12	412,128	0.52
Sub-total	1,002,184	1.20	50,738	(0.00)	951,445	1.21
Normal Claims	82,041,015	98.79	4,508,500	0.00	77,532,514	98.78

Total	83,043,199	100.00	4,559,239		78,483,960	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	213,852		37,228		176,624

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	55,478	0.06	(10,024)	(0.01)	65,502	0.08
Claims with Collection Risk	391,517	0.49	(63,178)	(0.11)	454,696	0.60
Claims for Special Attention	534,767	0.66	128,441	0.12	406,326	0.54
Sub-total	981,763	1.22	55,238	(0.00)	926,525	1.23
Normal Claims	78,899,943	98.77	4,603,493	0.00	74,296,449	98.76

Total	79,881,706	100.00	4,658,731		75,222,975	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	212,670		38,203		174,467

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	1,191	0.03	(581)	(0.01)	1,772	0.05
Claims with Collection Risk	8,074	0.25	(6,224)	(0.18)	14,298	0.44
Claims for Special Attention	8,165	0.25	2,362	0.08	5,802	0.17
Sub-total	17,430	0.55	(4,443)	(0.12)	21,874	0.67
Normal Claims	3,128,056	99.44	(93,532)	0.12	3,221,588	99.32

Total	3,145,486	100.00	(97,976)		3,243,463	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	1,181		(975)		2,157

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—
Claims with Collection Risk	2,990	18.68	(55)	1.29	3,046	17.38
Claims for Special Attention	—	—	—	—	—	—
Sub-total	2,990	18.68	(55)	1.29	3,046	17.38
Normal Claims	13,015	81.31	(1,460)	(1.29)	14,475	82.61

Total	16,006	100.00	(1,516)		17,522	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-21

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRA

Non-Consolidated

(1) Disclosed Claims under the FRA and Coverage Amount

	(Billions of yen)
	As of March 31, 2015	Change	As of March 31, 2014

Aggregate Figures for the 2 Banks (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	56.6	(10.6)	67.2
Collateral, Guarantees, and equivalent	53.9	(12.3)	66.2
Reserve for Possible Losses	2.7	1.7	1.0
Claims with Collection Risk	399.5	(69.4)	468.9
Collateral, Guarantees, and equivalent	200.9	(21.3)	222.3
Reserve for Possible Losses	138.4	(34.4)	172.9
Claims for Special Attention	542.9	130.8	412.1
Collateral, Guarantees, and equivalent	192.8	29.9	162.9
Reserve for Possible Losses	130.7	70.3	60.3
Total	999.1	50.7	948.3
Collateral, Guarantees, and equivalent	447.7	(3.7)	451.4
Reserve for Possible Losses	271.8	37.5	234.3

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	55.4	(10.0)	65.5
Collateral, Guarantees, and equivalent	52.7	(11.7)	64.5
Reserve for Possible Losses	2.7	1.7	0.9
Claims with Collection Risk	391.5	(63.1)	454.6
Collateral, Guarantees, and equivalent	194.8	(18.0)	212.8
Reserve for Possible Losses	137.1	(31.5)	168.7
Claims for Special Attention	534.7	128.4	406.3
Collateral, Guarantees, and equivalent	191.5	30.1	161.4
Reserve for Possible Losses	128.0	68.5	59.5
Total	981.7	55.2	926.5
Collateral, Guarantees, and equivalent	439.2	0.4	438.7
Reserve for Possible Losses	267.9	38.7	229.2

Mizuho Trust & Banking (Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	1.1	(0.5)	1.7
Collateral, Guarantees, and equivalent	1.1	(0.5)	1.7
Reserve for Possible Losses	0.0	(0.0)	0.0
Claims with Collection Risk	8.0	(6.2)	14.2
Collateral, Guarantees, and equivalent	6.1	(3.3)	9.4
Reserve for Possible Losses	1.2	(2.8)	4.1
Claims for Special Attention	8.1	2.3	5.8
Collateral, Guarantees, and equivalent	1.2	(0.2)	1.5
Reserve for Possible Losses	2.6	1.7	0.8
Total	17.4	(4.4)	21.8
Collateral, Guarantees, and equivalent	8.5	(4.1)	12.7
Reserve for Possible Losses	3.9	(1.1)	5.1

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	2.9	(0.0)	3.0
Collateral, Guarantees, and equivalent	2.9	(0.0)	3.0
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Total	2.9	(0.0)	3.0
Collateral, Guarantees, and equivalent	2.9	(0.0)	3.0

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-22

Mizuho Financial Group, Inc.

(2) Coverage Ratio

	(Billions of yen)
	As of March 31, 2015	Change	As of March 31, 2014

Aggregate Figures for the 2 Banks (Banking Account)

Coverage Amount	719.6	33.8	685.8
Reserves for Possible Losses on Loans	271.8	37.5	234.3
Collateral, Guarantees, and equivalent	447.7	(3.7)	451.4

	(%)
Coverage Ratio	72.1	(0.2)	72.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	84.9	0.6	84.2
Claims for Special Attention	59.5	5.4	54.1
Claims against Special Attention Obligors	62.6	5.1	57.4

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	69.6	(0.4)	70.1
Claims for Special Attention	37.3	13.1	24.2
Claims against Special Attention Obligors	39.7	11.8	27.9

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	24.68	8.17	16.50
Claims against Watch Obligors excluding Special Attention Obligors	3.72	(2.61)	6.34
Claims against Normal Obligors	0.07	(0.03)	0.10

Mizuho Bank

	(Billions of yen)
Coverage Amount	707.1	39.1	668.0
Reserves for Possible Losses on Loans	267.9	38.7	229.2
Collateral, Guarantees, and equivalent	439.2	0.4	438.7

	(%)
Coverage Ratio	72.0	(0.0)	72.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	84.7	0.8	83.9
Claims for Special Attention	59.7	5.4	54.3
Claims against Special Attention Obligors	62.3	4.4	57.9

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	69.7	(0.0)	69.7
Claims for Special Attention	37.3	13.0	24.2
Claims against Special Attention Obligors	39.8	11.6	28.2

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	24.88	8.38	16.50
Claims against Watch Obligors excluding Special Attention Obligors	3.77	(2.65)	6.42
Claims against Normal Obligors	0.07	(0.03)	0.10

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
Coverage Amount	12.5	(5.3)	17.8
Reserves for Possible Losses on Loans	3.9	(1.1)	5.1
Collateral, Guarantees, and equivalent	8.5	(4.1)	12.7

	(%)
Coverage Ratio	71.7	(9.7)	81.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	92.3	(3.1)	95.5
Claims for Special Attention	47.2	6.0	41.2
Claims against Special Attention Obligors	72.7	36.0	36.7

Reserve Ratio against Non-collateralized Claims

	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	67.8	(18.9)	86.7
Claims for Special Attention	37.8	17.0	20.7
Claims against Special Attention Obligors	37.3	16.6	20.6

(Reference) Reserve Ratio

	(%)
Claims against Special Attention Obligors	16.23	(0.27)	16.51
Claims against Watch Obligors excluding Special Attention Obligors	1.50	(2.56)	4.07
Claims against Normal Obligors	0.07	(0.00)	0.07

2-23

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes: 1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRA represents the amount of claims other than loans included in Disclosed Claims under the FRA.

2-24

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014
	As of March 31, 2012	As of March 31, 2013	As of March 31, 2014	As of March 31, 2015
				MHBK	MHTB*	Aggregate Figures for the 2 Banks	Change from March 31, 2014
Claims against Bankrupt and Substantially Bankrupt Obligors	157.0	107.8	38.3	27.6	0.6	28.2	(10.0)
Claims with Collection Risk	521.5	331.2	223.6	134.6	5.8	140.4	(83.2)
Amount Categorized as above up to Fiscal 2011	678.6	439.1	262.0	162.2	6.4	168.7	(93.2)
of which the amount which was in the process of being removed from the balance sheet	113.6	69.3	34.4	21.2	0.6	21.9	(12.5)
Claims against Bankrupt and Substantially Bankrupt Obligors		51.3	8.4	3.9	0.1	4.1	(4.2)
Claims with Collection Risk		222.0	120.1	75.3	0.6	76.0	(44.1)
Amount Newly Categorized as above during Fiscal 2012		273.3	128.6	79.2	0.8	80.1	(48.4)
of which the amount which was in the process of being removed from the balance sheet		25.1	8.4	3.9	0.1	4.1	(4.2)
Claims against Bankrupt and Substantially Bankrupt Obligors			20.5	7.2	0.1	7.4	(13.0)
Claims with Collection Risk			128.1	78.1	3.3	81.5	(46.6)
Amount Newly Categorized as above during Fiscal 2013			148.7	85.4	3.5	89.0	(59.7)
of which the amount which was in the process of being removed from the balance sheet			18.5	6.2	0.1	6.3	(12.2)
Claims against Bankrupt and Substantially Bankrupt Obligors				16.6	0.2	16.8	16.8
Claims with Collection Risk				103.4	1.1	104.5	104.5
Amount Newly Categorized as above during Fiscal 2014				120.0	1.3	121.4	121.4
of which the amount which was in the process of being removed from the balance sheet				15.4	0.2	15.6	15.6
Claims against Bankrupt and Substantially Bankrupt Obligors	157.0	159.1	67.2	55.4	1.1	56.6	(10.6)
Claims with Collection Risk	521.5	553.2	472.0	391.5	11.0	402.5	(69.4)
Total	678.6	712.4	539.3	446.9	12.2	459.2	(80.0)
of which the amount which was in the process of being removed from the balance sheet	113.6	94.5	61.4	46.8	1.1	48.0	(13.3)

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in Fiscal 2014

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(15.3)	(15.3)	(0.0)
Restructuring	(5.1)	(4.8)	(0.2)
Improvement in Business Performance due to Restructuring	(0.0)	—	(0.0)
Loan Sales	(50.3)	(49.9)	(0.4)
Direct Write-off	28.6	28.0	0.5
Other	(159.2)	(151.1)	(8.1)
Debt recovery	(114.0)	(107.6)	(6.3)
Improvement in Business Performance	(45.1)	(43.4)	(1.7)

Total	(201.4)	(193.2)	(8.2)

2-25

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2015				As of March 31, 2014
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	56,467.2	877.4	(725.5)	77.6	57,192.7	799.8
Manufacturing	7,943.2	385.2	329.4	230.1	7,613.7	155.1
Agriculture & Forestry	42.3	0.2	5.4	(0.1)	36.8	0.3
Fishery	0.9	0.3	(1.0)	(0.1)	2.0	0.4
Mining, Quarrying Industry & Gravel Extraction Industry	264.0	0.0	24.0	(0.0)	239.9	0.0
Construction	758.4	21.8	2.5	(9.5)	755.9	31.4
Utilities	2,424.5	0.0	27.5	(0.0)	2,397.0	0.0
Communication	1,240.8	13.6	14.0	(3.6)	1,226.8	17.2
Transportation & Postal Industry	2,283.1	21.5	(184.3)	(8.4)	2,467.4	30.0
Wholesale & Retail	5,046.9	134.6	255.8	(2.7)	4,791.1	137.4
Finance & Insurance	7,179.6	5.4	497.5	(6.0)	6,682.1	11.4
Real Estate	6,520.4	58.9	138.0	(22.8)	6,382.3	81.7
Commodity Lease	1,784.4	1.2	247.7	(0.6)	1,536.7	1.9
Service Industries	2,487.2	66.6	69.6	(6.0)	2,417.6	72.6
Local Governments	1,014.8	2.9	(107.9)	(0.0)	1,122.8	2.9
Governments	3,505.2	—	(2,066.3)	—	5,571.6	—
Other	13,970.7	164.6	22.2	(92.2)	13,948.4	256.8
Overseas Total (including Loans Booked Offshore)	18,460.1	70.8	4,658.1	(39.2)	13,802.0	110.0
Governments	680.2	—	159.7	—	520.4	—
Financial Institutions	5,458.9	—	883.7	—	4,575.1	—
Other	12,321.0	70.8	3,614.5	(39.2)	8,706.4	110.0

Total	74,927.4	948.2	3,932.5	38.4	70,994.8	909.8

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2015:	¥700.1 billion (from MHBK)
As of March 31, 2014:	¥561.4 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-26

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2015				As of March 31, 2014
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank
Domestic Total (excluding Loans Booked Offshore)	52,420.4	857.0	(620.2)	82.1	53,040.7	774.8
Manufacturing	7,442.8	378.2	366.5	226.6	7,076.2	151.6
Agriculture & Forestry	42.3	0.2	5.4	(0.1)	36.8	0.3
Fishery	0.9	0.3	(1.0)	(0.1)	2.0	0.4
Mining, Quarrying Industry & Gravel Extraction Industry	261.6	0.0	24.1	(0.0)	237.4	0.0
Construction	714.6	21.7	12.4	(9.5)	702.2	31.2
Utilities	2,137.4	0.0	17.6	(0.0)	2,119.8	0.0
Communication	1,167.7	13.6	11.0	(3.6)	1,156.7	17.2
Transportation & Postal Industry	2,081.5	21.5	(186.5)	(8.4)	2,268.0	29.9
Wholesale & Retail	4,859.4	134.3	228.7	(2.8)	4,630.7	137.1
Finance & Insurance	6,780.0	5.4	618.3	(6.0)	6,161.7	11.4
Real Estate	5,456.7	52.7	142.1	(15.5)	5,314.6	68.3
Commodity Lease	1,547.5	1.2	210.9	(0.6)	1,336.6	1.9
Service Industries	2,434.8	66.4	86.9	(6.1)	2,347.9	72.5
Local Governments	992.7	—	(104.8)	—	1,097.5	—
Governments	3,505.2	—	(2,052.8)	—	5,558.1	—
Other	12,994.6	160.9	0.7	(91.3)	12,993.8	252.2
Overseas Total (including Loans Booked Offshore)	18,453.3	70.8	4,657.5	(39.2)	13,795.8	110.0
Governments	679.6	—	159.7	—	519.9	—
Financial Institutions	5,458.9	—	883.7	—	4,575.1	—
Other	12,314.7	70.8	3,614.0	(39.2)	8,700.7	110.0

Total	70,873.8	927.8	4,037.2	42.9	66,836.5	884.9

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,046.7	20.4	(105.2)	(4.5)	4,152.0	24.9
Manufacturing	500.3	6.9	(37.1)	3.5	537.5	3.4
Agriculture & Forestry	0.0	—	(0.0)	—	0.0	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.3	—	(0.1)	—	2.5	—
Construction	43.7	0.1	(9.8)	(0.0)	53.6	0.1
Utilities	287.0	—	9.9	—	277.1	—
Communication	73.1	—	2.9	—	70.1	—
Transportation & Postal Industry	201.6	0.0	2.2	(0.0)	199.4	0.0
Wholesale & Retail	187.4	0.3	27.0	0.0	160.3	0.2
Finance & Insurance	399.6	—	(120.7)	—	520.3	—
Real Estate	1,063.6	6.1	(4.0)	(7.2)	1,067.6	13.3
Commodity Lease	236.9	—	36.8	—	200.0	—
Service Industries	52.4	0.1	(17.3)	0.0	69.7	0.1
Local Governments	22.1	2.9	(3.1)	(0.0)	25.2	2.9
Governments	—	—	(13.5)	—	13.5	—
Other	976.1	3.7	21.5	(0.8)	954.6	4.6
Overseas Total (including Loans Booked Offshore)	6.8	—	0.5	—	6.2	—
Governments	0.5	—	0.0	—	0.4	—
Financial Institutions	—	—	—	—	—	—
Other	6.2	—	0.5	—	5.7	—

Total	4,053.5	20.4	(104.6)	(4.5)	4,158.2	24.9

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2015				As of March 31, 2014
	Disclosed Claims under the FRA	Coverage Ratio	Change		Disclosed Claims under the FRA	Coverage Ratio
			Disclosed Claims under the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	895.2	70.1	73.2	(1.9)	822.0	72.1
Manufacturing	395.5	65.1	229.7	(0.4)	165.7	65.5
Agriculture & Forestry	0.2	41.6	(0.1)	15.9	0.3	25.7
Fishery	0.3	11.3	(0.1)	(10.5)	0.4	21.9
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	(0.0)	—	0.0	100.0
Construction	22.0	68.1	(9.4)	(13.7)	31.4	81.8
Utilities	0.0	100.0	(0.0)	86.8	0.0	13.1
Communication	13.8	74.4	(3.6)	8.2	17.5	66.2
Transportation & Postal Industry	21.6	60.6	(8.3)	2.0	30.0	58.5
Wholesale & Retail	140.1	63.1	(1.3)	2.0	141.5	61.0
Finance & Insurance	5.4	25.1	(6.0)	8.9	11.4	16.1
Real Estate	58.9	81.7	(23.1)	(3.5)	82.0	85.2
Commodity Lease	1.2	87.7	(0.6)	16.6	1.9	71.1
Service Industries	67.2	67.1	(6.1)	0.9	73.4	66.1
Local Governments	2.9	100.0	(0.0)	—	2.9	100.0
Other	165.4	87.2	(97.3)	4.3	262.8	82.9
Overseas Total (including Loans Booked Offshore)	106.9	88.3	(22.4)	14.4	129.4	73.9
Governments	—	—	—	—	—	—
Financial Institutions	0.0	100.0	0.0	—	—	—
Other	106.8	88.3	(22.5)	14.4	129.4	73.9

Total	1,002.1	72.1	50.7	(0.2)	951.4	72.4

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

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Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2015		As of March 31, 2014
		Change
Housing and Consumer Loans	11,808.2	(182.2)	11,990.5
Housing Loans for owner’s residential housing	10,263.0	(113.5)	10,376.5

Mizuho Bank

Housing and Consumer Loans	11,662.6	(159.4)	11,822.0
Housing Loans	10,652.8	(178.6)	10,831.5
for owner’s residential housing	10,132.8	(94.2)	10,227.0
Consumer loans	1,009.7	19.2	990.5

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	145.5	(22.8)	168.4
Housing Loans for owner’s residential housing	130.1	(19.3)	149.4
* Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
	(%, Billions of yen)
	As of March 31, 2015		As of March 31, 2014
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.6	0.9	56.7
Loans to SMEs and Individual Customers	32,575.7	130.8	32,444.8

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.2	1.1	57.0
Loans to SMEs and Individual Customers	30,512.3	228.7	30,283.5

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	50.9	(1.0)	52.0
Loans to SMEs and Individual Customers	2,063.3	(97.9)	2,161.3

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.

*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2015				As of March 31, 2014
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	6,840.9	20.1	1,530.4	(4.2)	5,310.4	24.4
Hong Kong	1,510.5	11.5	381.8	7.2	1,128.6	4.3
South Korea	769.0	—	(77.5)	(1.2)	846.6	1.2
Singapore	1,038.2	6.9	307.0	(4.3)	731.1	11.3
Thailand	950.4	1.0	214.2	0.8	736.1	0.2
Central and South America	4,195.5	82.0	642.1	(81.2)	3,553.4	163.2
North America	5,692.3	7.6	1,798.8	7.5	3,893.5	0.1
Eastern Europe	28.0	4.9	2.2	0.6	25.8	4.3
Western Europe	2,870.0	22.0	204.6	(19.9)	2,665.4	41.9
Other	1,828.0	9.8	352.1	(1.4)	1,475.9	11.3
Total	21,455.0	146.8	4,530.3	(98.6)	16,924.6	245.4

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Aggregate Figures for the 2 Banks

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2015 to March 31, 2020)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	4,042.0
Income before Income Taxes	2	3,926.5
Tax Adjustments *1	3	(49.7)
Taxable Income before Current Deductible Temporary Differences *2	4	3,876.7

Effective Statutory Tax Rate	5	32.20%~33.00%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,255.3

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2015.

(Reference) Past results of taxable income (tax loss)
(Billions of yen)
Fiscal 2010	313.7
Fiscal 2011	491.9
Fiscal 2012	107.3
Fiscal 2013	278.3
Fiscal 2014 (estimate)	561.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2013 is the aggregate figure for MHBK, the former MHBK, and MHTB. Figures for fiscal 2012 and before are the aggregate figures for the former MHBK, the former MHCB, and MHTB.
*3.	Figure for fiscal 2014 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2015	Change	As of March 31, 2014

Reserves for Possible Losses on Loans	7	174.3	(22.6)	197.0
Impairment of Securities	8	166.6	(71.7)	238.3
Net Unrealized Losses on Other Securities	9	6.9	(19.2)	26.2
Reserve for Employee Retirement Benefits	10	11.5	(1.8)	13.4
Net Deferred Hedge Losses	11	5.8	2.7	3.1
Tax Losses Carried Forward	12	—	—	—
Other	13	276.5	(14.1)	290.7
Total Deferred Tax Assets	14	641.9	(126.8)	768.8

Valuation Allowance	15	(188.1)	81.0	(269.2)
Sub-Total [ 14 + 15 ]	16	453.8	(45.8)	499.6

Amount related to Retirement Benefits Accounting *1	17	(138.6)	1.1	(139.8)
Net Unrealized Gains on Other Securities	18	(624.7)	(370.7)	(253.9)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(50.2)	1.4	(51.6)
Total Deferred Tax Liabilities	21	(813.6)	(368.1)	(445.5)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(359.8)	(413.9)	54.1
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(627.8)	(371.5)	(256.2)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	5.8	2.7	3.1
Tax effects related to others	25	262.1	(45.0)	307.2

*1	Amount related to Retirement Benefits Accounting includes ¥(84.5) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

(Reference)

Consolidated	(Billions of yen)
	As of March 31, 2015	Change	As of March 31, 2014

Net Deferred Tax Assets	(487.3)	(541.5)	54.1

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-31

Mizuho Financial Group, Inc.

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2015 to March 31, 2020)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	3,743.0
Income before Income Taxes	2	3,660.0
Tax Adjustments *1	3	(54.8)
Taxable Income before Current Deductible Temporary Differences *2	4	3,605.1
Effective Statutory Tax Rate	5	32.98%/32.20%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,167.4

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2015.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2010	293.6
Fiscal 2011	461.1
Fiscal 2012	80.5
Fiscal 2013	238.4
Fiscal 2014 (estimate)	547.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2013 is the aggregate figure for MHBK and the former MHBK. Figures for fiscal 2012 and before are the aggregate figures for the former MHBK and the former MHCB.
*3.	Figure for fiscal 2014 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2015		As of March 31, 2014
			Change
Reserves for Possible Losses on Loans	7	172.2	(20.5)	192.7
Impairment of Securities	8	153.6	(49.3)	202.9
Net Unrealized Losses on Other Securities	9	6.9	(18.6)	25.5
Reserve for Employee Retirement Benefits	10	—	—	—
Net Deferred Hedge Losses	11	5.0	4.2	0.7
Tax Losses Carried Forward	12	—	—	—
Other	13	269.3	(13.8)	283.1
Total Deferred Tax Assets	14	607.1	(98.0)	705.2

Valuation Allowance	15	(174.5)	59.6	(234.2)
Sub-Total [ 14 + 15 ]	16	432.5	(38.4)	470.9

Amount related to Retirement Benefits Accounting *1	17	(133.8)	0.6	(134.5)
Net Unrealized Gains on Other Securities	18	(586.8)	(349.2)	(237.6)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(49.3)	1.8	(51.2)
Total Deferred Tax Liabilities	21	(770.0)	(346.6)	(423.3)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(337.5)	(385.1)	47.5
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(589.3)	(349.6)	(239.7)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	5.0	4.2	0.7
Tax effects related to others	25	246.7	(39.7)	286.5

*1	Amount related to Retirement Benefits Accounting includes ¥(79.7) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ‚ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥3,743.0 billion [1]

Income before Income Taxes: ¥3,660.0 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥3,605.1 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥607.1 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥174.5 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥770.0 billion [21], ¥337.5 billion [22] of Net Deferred Tax Liabilities were recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-32

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from April 1, 2015 to March 31, 2020)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	299.0
Income before Income Taxes	2	266.5
Tax Adjustments *1	3	5.1
Taxable Income before Current Deductible Temporary Differences *2	4	271.6

Effective Statutory Tax Rate	5	33.00%/32.20%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	87.9

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2015.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2010	20.1
Fiscal 2011	30.8
Fiscal 2012	26.8
Fiscal 2013	39.9
Fiscal 2014 (estimate)	14.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2014 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2015	Change	As of March 31, 2014
Reserves for Possible Losses on Loans	7	2.1	(2.1)	4.2
Impairment of Securities	8	12.9	(22.3)	35.3
Net Unrealized Losses on Other Securities	9	0.0	(0.6)	0.6
Reserve for Employee Retirement Benefits	10	11.5	(1.8)	13.4
Net Deferred Hedge Losses	11	0.7	(1.5)	2.3
Tax Losses Carried Forward	12	—	—	—
Other	13	7.2	(0.3)	7.5
Total Deferred Tax Assets	14	34.8	(28.8)	63.6

Valuation Allowance	15	(13.5)	21.4	(34.9)
Sub-Total [ 14 + 15 ]	16	21.2	(7.4)	28.6

Amount related to Retirement Benefits Accounting *1	17	(4.8)	0.5	(5.3)
Net Unrealized Gains on Other Securities	18	(37.9)	(21.5)	(16.3)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(0.8)	(0.3)	(0.4)
Total Deferred Tax Liabilities	21	(43.6)	(21.4)	(22.1)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(22.3)	(28.8)	6.5
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *2	23	(38.4)	(21.9)	(16.4)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	0.7	(1.5)	2.3
Tax effects related to others	25	15.3	(5.2)	20.6

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ‚ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥299.0 billion [1]

Income before Income Taxes: ¥266.5 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥271.6 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥34.8 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥13.5 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥43.6 billion [21], ¥22.3 billion [22] of Net Deferred Tax Liabilities were recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-33

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of March 31, 2015	Change	As of March 31, 2014
Deposits	81,852.3	4,820.0	77,032.2
Individual Deposits	39,486.5	983.6	38,502.8
Corporate Deposits	36,528.0	3,198.4	33,329.6
Financial/Government Institutions	5,837.7	637.9	5,199.7

Mizuho Bank

Deposits	79,228.3	4,350.7	74,877.5
Individual Deposits	38,339.3	1,063.2	37,276.0
Corporate Deposits	35,442.3	2,904.5	32,537.7
Financial/Government Institutions	5,446.5	382.8	5,063.7

Mizuho Trust & Banking

Deposits	2,623.9	469.3	2,154.6
Individual Deposits	1,147.1	(79.6)	1,226.7
Corporate Deposits	1,085.7	293.8	791.8
Financial/Government Institutions	391.1	255.0	136.0

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

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Mizuho Financial Group, Inc.

2. Number of Directors and Employees

Aggregate Figures for Mizuho Financial Group, Inc. and the 2 Banks

	As of March 31, 2015	Change	As of March 31, 2014
Directors, Executive Officers as defined in the Companies Act, and Auditors	47	14	33
Executive Officers as defined in our internal regulations (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	91	1	90
Employees (excluding Executive Officers as defined in our internal regulations)	30,865	409	30,456
* The numbers have been adjusted for Directors, Auditors, and Executive Officers doubling other positions.

Mizuho Financial Group, Inc. (Non-Consolidated)

Mizuho Financial Group, Inc.

	As of March 31, 2015	Change	As of March 31, 2014
Directors and Executive Officers as defined in the Companies Act	20	5	15
Executive Officers as defined in the Companies Act	12
Executive Officers as defined in our internal regulations (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	38	1	37
Employees (excluding Executive Officers as defined in our internal regulations)	1,152	44	1,108

*  MHFG transformed itself into a Company with Nominating Committee and others which was approved at the ordinary general meeting of shareholders on June 24, 2014. Executive Officers as defined in the Companies Act include those doubling as Directors of Mizuho Financial Group, Inc.

Non-Consolidated

Mizuho Bank
	As of March 31, 2015	Change	As of March 31, 2014
Directors and Auditors	19	4	15
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	65	—	65
Employees (excluding Executive Officers as defined in our internal regulations)	26,561	311	26,250

Mizuho Trust & Banking

Directors and Auditors	15	5	10
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	17	(8)	25
Employees (excluding Executive Officers as defined in our internal regulations)	3,152	54	3,098

(Reference)

Aggregate Figures for Mizuho Financial Group, Inc., the 2 Banks, and Mizuho Securities
	As of March 31, 2015	Change	As of March 31, 2014
Directors, Executive Officers as defined in the Companies Act, and Auditors	63	16	47
Executive Officers as defined in our internal regulations (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	110	(11)	121
Employees (excluding Executive Officers as defined in our internal regulations)	37,713	332	37,381
* The numbers have been adjusted for Directors, Auditors, and Executive Officers doubling other positions.

Mizuho Securities
	As of March 31, 2015	Change	As of March 31, 2014
Directors and Auditors	18	2	16
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	32	(13)	45
Employees (excluding Executive Officers as defined in our internal regulations)	6,848	(77)	6,925

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Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregate Figures for the 2 Banks

	As of March 31, 2015	Change	As of March 31, 2014
Head Offices and Domestic Branches	455	—	455
Overseas Branches	24	—	24
Domestic Sub-Branches	57	—	57
Overseas Sub-Branches	14	2	12
Overseas Representative Offices	7	—	7

*  Head Offices and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (41), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	419	—	419
Overseas Branches	24	—	24
Domestic Sub-Branches	40	—	40
Overseas Sub-Branches	14	2	12
Overseas Representative Offices	7	—	7

*  Head Office and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (41), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	36
Overseas Branches	—	—	—
Domestic Sub-Branches	17	—	17
Overseas Sub-Branches	—	—	—
Overseas Representative Offices	—	—	—

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Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2015

Consolidated

	(Billions of yen)
	First Half	Fiscal 2015
Ordinary Profits	470.0	980.0
Net Income *	300.0	630.0

*	Profit Attributable to Owners of Parent

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2015
	Aggregate Figures for the 2 Banks	MHBK	MHTB*
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	810.0	750.0	60.0
Ordinary Profits	790.0	735.0	55.0
Net Income	535.0	500.0	35.0
Credit-related Costs	(50.0)	(50.0)	—

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-37

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Change (A)-(B)
Assets
Cash and Due from Banks	¥25,803,781	¥19,218,757	6,585,023
Call Loans	396,839	434,458	(37,618)
Receivables under Resale Agreements	525,653	642,344	(116,691)
Guarantee Deposits Paid under Securities Borrowing Transactions	133,336	388,060	(254,723)
Other Debt Purchased	543,683	480,372	63,310
Trading Assets	5,761,693	4,972,189	789,503
Money Held in Trust	3,249	2,807	441
Securities	41,235,710	42,174,781	(939,070)
Loans and Bills Discounted	70,873,844	66,836,553	4,037,290
Foreign Exchange Assets	1,559,516	1,507,927	51,589
Derivatives other than for Trading	5,062,613	3,703,349	1,359,263
Other Assets	1,735,907	1,285,649	450,258
Tangible Fixed Assets	828,583	834,166	(5,582)
Intangible Fixed Assets	469,546	344,173	125,373
Prepaid Pension Cost	415,694	378,416	37,278
Deferred Tax Assets	—	47,591	(47,591)
Customers’ Liabilities for Acceptances and Guarantees	6,193,731	5,668,241	525,490
Reserves for Possible Losses on Loans	(434,828)	(510,675)	75,847
Reserve for Possible Losses on Investments	(1)	(15)	13

Total Assets	¥161,108,555	¥148,409,149	12,699,406

Liabilities
Deposits	¥93,528,342	¥86,048,678	7,479,663
Negotiable Certificates of Deposit	14,830,058	11,854,716	2,975,341
Call Money	3,469,055	6,058,995	(2,589,940)
Payables under Repurchase Agreements	10,131,327	7,656,634	2,474,693
Guarantee Deposits Received under Securities Lending Transactions	513,983	3,159,574	(2,645,591)
Trading Liabilities	4,397,160	3,144,085	1,253,075
Borrowed Money	8,315,873	8,968,740	(652,866)
Foreign Exchange Liabilities	625,566	436,106	189,459
Short-term Bonds	25,000	25,000	—
Bonds and Notes	4,624,117	3,958,105	666,011
Derivatives other than for Trading	5,006,591	3,886,304	1,120,286
Other Liabilities	1,640,679	1,103,309	537,369
Reserve for Bonus Payments	19,933	19,389	544
Reserve for Possible Losses on Sales of Loans	13	1,259	(1,245)
Reserve for Contingencies	1,544	215	1,329
Reserve for Reimbursement of Deposits	14,772	15,307	(535)
Reserve for Reimbursement of Debentures	48,878	54,956	(6,078)
Deferred Tax Liabilities	337,508	—	337,508
Deferred Tax Liabilities for Revaluation Reserve for Land	72,392	81,060	(8,667)
Acceptances and Guarantees	6,193,731	5,668,241	525,490

Total Liabilities	153,796,531	142,140,682	11,655,848

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,795	2,286,795	—
Capital Reserve	655,324	655,324	—
Other Capital Surplus	1,631,471	1,631,471	—
Retained Earnings	1,982,352	1,840,787	141,564
Appropriated Reserve	121,296	63,545	57,751
Other Retained Earnings	1,861,055	1,777,242	83,812
Retained Earnings Brought Forward	1,861,055	1,777,242	83,812

Total Shareholders’ Equity	5,673,213	5,531,648	141,564

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,497,419	597,410	900,009
Net Deferred Hedge Gains (Losses), net of Taxes	(5,028)	(1,337)	(3,690)
Revaluation Reserve for Land, net of Taxes	146,419	140,745	5,674

Total Valuation and Translation Adjustments	1,638,811	736,818	901,992

Total Net Assets	7,312,024	6,268,466	1,043,557

Total Liabilities and Net Assets	¥161,108,555	¥148,409,149	12,699,406

2-38

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2015 (A)	For the fiscal year ended March 31, 2014 (B) *	Change (A) - (B)
Ordinary Income	¥2,238,239	¥1,879,713	358,525
Interest Income	1,258,141	1,096,265	161,876
Interest on Loans and Bills Discounted	807,368	711,695	95,672
Interest and Dividends on Securities	327,025	274,925	52,100
Fee and Commission Income	471,563	384,827	86,735
Trading Income	48,535	38,994	9,540
Other Operating Income	248,620	142,975	105,644
Other Ordinary Income	211,378	216,649	(5,271)

Ordinary Expenses	1,551,919	1,219,478	332,440
Interest Expenses	323,247	296,160	27,087
Interest on Deposits	90,883	73,756	17,126
Fee and Commission Expenses	88,033	72,351	15,682
Trading Expenses	—	556	(556)
Other Operating Expenses	120,110	95,688	24,422
General and Administrative Expenses	855,795	675,728	180,066
Other Ordinary Expenses	164,731	78,993	85,738

Ordinary Profits	686,320	660,234	26,085

Extraordinary Gains	509	265	244

Extraordinary Losses	18,785	7,328	11,457

Income before Income Taxes	668,044	653,171	14,872
Income Taxes:
Current	209,116	71,924	137,191
Deferred	35,740	136,019	(100,279)

Net Income	¥423,188	¥445,228	(22,039)

*	Figures for the fiscal year ended March 31, 2014 are the aggregate figures for the former MHCB for the first quarter and MHBK for the second quarter and the second half of fiscal 2013.

2-39

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity								Valuation and Translation Adjustments				Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of April 1, 2014	¥1,404,065	¥655,324	¥1,631,471	¥2,286,795	¥63,545	¥1,777,242	¥1,840,787	¥5,531,648	¥597,410	¥(1,337)	¥140,745	¥736,818	¥6,268,466

Cumulative Effects of Changes in Accounting Policies						5,277	5,277	5,277					5,277
Balance as of the beginning of the period reflecting Changes in Accounting Policies	¥1,404,065	¥655,324	¥1,631,471	¥2,286,795	¥63,545	¥1,782,519	¥1,846,064	¥5,536,925	¥597,410	¥(1,337)	¥140,745	¥736,818	¥6,273,744

Changes during the period
Cash Dividends					57,751	(346,509)	(288,757)	(288,757)					(288,757)
Net Income						423,188	423,188	423,188					423,188
Transfer from Revaluation Reserve for Land, net of Taxes						1,856	1,856	1,856					1,856
Net Changes in Items other than Shareholders’ Equity									900,009	(3,690)	5,674	901,992	901,992

Total Changes during the period	—	—	—	—	57,751	78,535	136,287	136,287	900,009	(3,690)	5,674	901,992	1,038,280

Balance as of March 31, 2015	¥1,404,065	¥655,324	¥1,631,471	¥2,286,795	¥121,296	¥1,861,055	¥1,982,352	¥5,673,213	¥1,497,419	¥(5,028)	¥146,419	¥1,638,811	¥7,312,024

2-40

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,457,944	¥1,028,662	¥429,281
Call Loans	6,852	202,058	(195,205)
Other Debt Purchased	48,713	57,591	(8,877)
Trading Assets	67,185	60,918	6,267
Money Held in Trust	3,415	1,513	1,902
Securities	1,887,153	1,837,573	49,579
Loans and Bills Discounted	3,068,451	3,137,852	(69,401)
Foreign Exchange Assets	7,088	1,580	5,508
Other Assets	79,017	88,917	(9,899)
Tangible Fixed Assets	26,561	26,384	176
Intangible Fixed Assets	17,624	14,444	3,180
Prepaid Pension Cost	45,785	42,803	2,982
Deferred Tax Assets	—	6,524	(6,524)
Customers’ Liabilities for Acceptances and Guarantees	41,828	40,151	1,676
Reserves for Possible Losses on Loans	(6,811)	(12,709)	5,898
Reserve for Possible Losses on Investments	(1)	(11)	10

Total Assets	¥6,750,811	¥6,534,256	¥216,554

Liabilities
Deposits	¥2,637,041	¥2,192,012	¥445,029
Negotiable Certificates of Deposit	579,810	959,230	(379,420)
Call Money	1,072,860	996,045	76,814
Payables under Repurchase Agreements	12,022	10,291	1,731
Guarantee Deposits Received under Securities Lending Transactions	436,750	446,947	(10,196)
Trading Liabilities	63,242	61,320	1,922
Borrowed Money	221,967	168,562	53,405
Foreign Exchange Liabilities	—	8	(8)
Bonds and Notes	42,200	61,500	(19,300)
Due to Trust Accounts	1,008,363	1,084,938	(76,574)
Other Liabilities	43,236	45,542	(2,305)
Reserve for Bonus Payments	1,909	2,013	(103)
Reserve for Reimbursement of Deposits	1,079	1,144	(64)
Deferred Tax Liabilities	22,342	—	22,342
Acceptances and Guarantees	41,828	40,151	1,676

Total Liabilities	6,184,654	6,069,708	114,946

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	168,935	138,356	30,578
Appropriated Reserve	17,471	12,041	5,429
Other Retained Earnings	151,464	126,315	25,149
Retained Earnings Brought Forward	151,464	126,315	25,149

Total Shareholders’ Equity	431,810	401,231	30,578

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	136,022	67,616	68,405
Net Deferred Hedge Gains (Losses), net of Taxes	(1,676)	(4,300)	2,623

Total Valuation and Translation Adjustments	134,345	63,316	71,029

Total Net Assets	566,156	464,548	101,608

Total Liabilities and Net Assets	¥6,750,811	¥6,534,256	¥216,554

2-41

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the fiscal year ended March 31, 2015 (A)	For the fiscal year ended March 31, 2014 (B)	Change (A) - (B)
Ordinary Income	¥192,718	¥192,958	¥(239)
Fiduciary Income	51,947	51,434	513
Interest Income	49,683	52,664	(2,980)
Interest on Loans and Bills Discounted	30,524	33,923	(3,398)
Interest and Dividends on Securities	17,075	17,339	(264)
Fee and Commission Income	54,678	49,524	5,154
Trading Income	2,494	2,405	89
Other Operating Income	18,016	9,086	8,930
Other Ordinary Income	15,897	27,843	(11,946)

Ordinary Expenses	124,574	122,322	2,252
Interest Expenses	10,392	12,618	(2,226)
Interest on Deposits	1,804	1,763	41
Fee and Commission Expenses	25,538	25,899	(361)
Trading Expenses	—	116	(116)
Other Operating Expenses	6,625	3,720	2,905
General and Administrative Expenses	78,460	76,418	2,042
Other Ordinary Expenses	3,557	3,548	9

Ordinary Profits	68,143	70,635	(2,491)

Extraordinary Gains	4	86	(82)

Extraordinary Losses	233	2,639	(2,405)

Income before Income Taxes	67,914	68,082	(167)
Income Taxes:
Current	5,643	17,169	(11,526)
Deferred	5,027	(1,384)	6,412

Net Income	¥57,243	¥52,297	¥4,946

2-42

Mizuho Trust & Banking Co., Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO TRUST & BANKING

	Millions of yen
	Shareholders’ Equity							Valuation and Translation Adjustments			Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus		Retained Earnings			Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
					Retained Earnings Brought Forward
Balance as of April 1, 2014	¥247,369	¥15,505	¥15,505	¥12,041	¥126,315	¥138,356	¥401,231	¥67,616	¥(4,300)	¥63,316	¥464,548

Cumulative Effects of Changes in Accounting Policies					482	482	482				482
Balance as of the beginning of the period reflecting Changes in Accounting Policies	¥247,369	¥15,505	¥15,505	¥12,041	¥126,797	¥138,839	¥401,714	¥67,616	¥(4,300)	¥63,316	¥465,030

Changes during the period
Cash Dividends				5,429	(32,577)	(27,147)	(27,147)				(27,147)
Net Income					57,243	57,243	57,243				57,243
Net Changes in Items other than Shareholders’ Equity								68,405	2,623	71,029	71,029

Total Changes during the period	—	—	—	5,429	24,666	30,096	30,096	68,405	2,623	71,029	101,125

Balance as of March 31, 2015	¥247,369	¥15,505	¥15,505	¥17,471	¥151,464	¥168,935	¥431,810	¥136,022	¥(1,676)	¥134,345	¥566,156

2-43

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	985,122	Money Trusts	17,392,804
Securities	1,134,120	Pension Trusts	3,940,731
Beneficiary Rights to the Trusts	41,539,727	Property Formation Benefit Trusts	5,220
Securities held in Custody Accounts	501,002	Investment Trusts	12,037,681
Money Claims	4,133,646	Money Entrusted Other than Money Trusts	1,598,530
Tangible Fixed Assets	5,437,222	Securities Trusts	8,047,935
Intangible Fixed Assets	317,901	Money Claims Trusts	3,378,699
Other Claims	1,424,033	Land and Fixtures Trusts	178,076
Due from Banking Account	1,008,363	Composite Trusts	10,395,857
Cash and Due from Banks	499,379	Other Trusts	4,982

Total	56,980,518	Total	56,980,518

Note:

1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥40,337,836 million.
3.	Joint trust assets under the management of other companies: ¥686,069 million.
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4.	Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥16,006 million.

Of this amount, Balance of Non-Accrual Delinquent Loans is ¥2,990 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	16,006	Principal	701,226
Securities	3	Reserve	49
Others	685,399	Others	133

Total	701,408	Total	701,408

2-44

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of March 31, 2015 (A)	As of March 31, 2014 (B)	Change (A) - (B)
Total Amount of Funds	24,555,608	23,114,075	1,441,532
Deposits	2,637,041	2,192,012	445,029
Negotiable Certificates of Deposit	579,810	959,230	(379,420)
Money Trusts	17,392,804	15,931,177	1,461,627
Pension Trusts	3,940,731	4,026,597	(85,865)
Property Formation Benefit Trusts	5,220	5,058	161

Loans and Bills Discounted	4,053,574	4,158,264	(104,690)
of Banking accounts	3,068,451	3,137,852	(69,401)
of Trust accounts	985,122	1,020,412	(35,289)

Securities for Investments	3,021,274	2,868,239	153,034
of Banking accounts	1,887,153	1,837,573	49,579
of Trust accounts	1,134,120	1,030,666	103,454

2-45